Exhibit 2.1
Execution Version

Agreement and Plan of Merger

by and among

BioStorage Technologies, Inc.
(a Delaware corporation)

Brooks Automation, Inc.
(a Delaware corporation)

Colt Acquisition Corp.
(a Delaware corporation)

and

Shareholder Representative Services LLC (Solely as the representative for the Stockholders and Optionholders)

November 5, 2015

TABLE OF CONTENTS

ARTICLE I	THE MERGER	1
1.01	Effect of the Merger	1
1.02	Merger Consideration	2
1.03	Conversion of Company Stock; Stockholder Allocation	2
1.04	Exchange of Certificates; Lost Certificates; Paying Agent	3
1.05	Options; Certain Payments Processed Through Payroll	4
1.06	Certificate of Incorporation	4
1.07	Bylaws	5
1.08	Directors and Officers	5
1.09	Withholding	5
1.10	Appraisal Rights	5
1.11	Transfer of Company Stock and Options After the Effective Time	6
ARTICLE II	THE CLOSING; MERGER CONSIDERATION ADJUSTMENTS	6
2.01	Closing	6
2.02	Closing Transactions	7
2.03	Estimated Closing Merger Consideration; Adjustment to Closing Merger Consideration	7
ARTICLE III	CONDITIONS TO CLOSING	11
3.01	Conditions to the Purchaser’s and the Merger Sub’s Obligations	11
3.02	Conditions to the Company’s Obligations	11
3.03	Conditions to All Parties’ Obligations	11
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	14
4.01	Organization and Corporate Power	14
4.02	Subsidiaries	14
4.03	Authorization; No Breach	14
4.04	Capital Stock	15
4.05	Financial Statements	16
4.06	No Material Adverse Change; Absence of Certain Developments	17
4.07	Title to Properties	17
4.08	Tax Matters	18
4.09	Contracts and Commitments	19
4.10	Intellectual Property	21
4.11	Litigation	22
4.12	Governmental Consents	22
4.13	Employee Benefit Plans	22
4.14	Insurance	24
4.15	Environmental Matters	24
4.16	Affiliated Transactions	24
4.17	Brokerage	25
4.18	Permits; Compliance with Laws	25
4.19	Employees	26
4.20	Significant Customers	27
4.21	Significant Suppliers	27

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ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB	27
5.01	Organization and Corporate Power	27
5.02	Authorization	28
5.03	No Violation	28
5.04	Governmental Bodies; Consents	28
5.05	Litigation	28
5.06	Brokerage	28
5.07	Investment Representation	29
5.08	No Financing Condition	29
5.09	Access and Investigation	29
ARTICLE VI	COVENANTS OF THE COMPANY	29
6.01	Conduct of the Business	29
6.02	Access to Books and Records	31
6.03	Stockholders’ Approval	32
6.04	No Solicitation of Other Proposals	32
6.05	Joinder and Support Agreements/Option Cancellation Agreements	32
ARTICLE VII	COVENANTS OF THE PURCHASER	33
7.01	Access to Books and Records	33
7.02	Director and Officer Liability and Indemnification	33
7.03	Contact with Business Relations	34
7.04	Continuing Confidentiality	34
7.05	Payments to Stockholders, Optionholders and Other Individuals	34
ARTICLE VIII	TERMINATION	35
8.01	Termination	35
8.02	Effect of Termination	36
ARTICLE IX	ADDITIONAL AGREEMENTS AND COVENANTS	36
9.01	Acknowledgment by the Purchaser	36
9.02	Further Assurances	37
9.03	Employees and Employee Benefits	37
9.04	Regulatory Matters	39
9.05	Disclosure Schedules; Updates	40
9.06	Commercially Reasonable Efforts; Notices and Consents	41
ARTICLE X	INDEMNIFICATION	41
ARTICLE XI	TAX MATTERS	41
11.01	Preparation and Filing of Tax Returns	41
11.02	Straddle Periods	42
11.03	Amended Tax Returns	42
11.04	Closing Date Course of Business	43
11.05	Cooperation on Tax Matters	43
11.06	Tax Refunds	43
11.07	Transfer Taxes	44
11.08	No 338 Elections	44
11.09	Controversies	44
11.10	Accounting Firm	45
11.11	Tax Treatment of Indemnity Payments	45

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ARTICLE XII	MISCELLANEOUS	45
12.01	Press Releases and Communications	45
12.02	Expenses	46
12.03	Construction	46
12.04	Interpretation of Certain Terms	46
12.05	Notices	47
12.06	Assignment; Third Party Beneficiaries	49
12.07	Severability	50
12.08	Relationship of the Parties	50
12.09	Amendment and Waiver	50
12.10	Complete Agreement	50
12.11	Headings and Information	50
12.12	Counterparts	50
12.13	Governing Law; Jurisdiction; Jury Trial Waiver	50
12.14	Representative	51
12.15	Legal Representation	53
12.16	Sources of Recovery	54
12.17	Conflict Between Transaction Documents	54
12.18	Specific Performance	55
ARTICLE XIII	DEFINITIONS	55

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AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 5, 2015, is made by and among BIOSTORAGE TECHNOLOGIES, INC., a Delaware corporation (the “Company”), Brooks Automation, Inc., a Delaware corporation (the “Purchaser”), Colt Acquisition Corp., a Delaware corporation, and a wholly owned subsidiary of the Purchaser (the “Merger Sub”) and Shareholder Representative Services LLC, a Colorado limited liability company (the “Representative”), acting solely in its capacity as representative for the Stockholders and the Optionholders and only for the express purposes provided herein and for no other purpose. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article XIII.
R E C I T A L S
WHEREAS, the Purchaser desires to acquire 100% of the Company Stock in a reverse subsidiary merger transaction on the terms and subject to the conditions set forth herein and in accordance with the Delaware Law;
WHEREAS, the respective boards of directors of the Purchaser, the Merger Sub and the Company have authorized, adopted and approved this Agreement and determined that this Agreement and the Merger are desirable and in the best interests of their respective corporations and stockholders or equityholders;
WHEREAS, the respective boards of directors of the Merger Sub and the Company have recommended the Merger to their respective stockholders; and
WHEREAS, this Agreement will be adopted, and the transactions contemplated hereby will be approved, by the written consent in substantially the form of Exhibit C attached hereto (the “Written Consent”) of Stockholders holding (i) at least a majority of the outstanding voting stock of the Company in accordance with Section 228 of the DGCL, and (ii) at least fifty-five percent (55%) of the votes attributable to the then outstanding shares of Preferred Stock voting together as a single class as promptly as practicable, but not later than 11:59 p.m. Eastern Time on the first (1st) Business Day following the execution and delivery of this Agreement by all parties hereto.
NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I

THE MERGER

1.01    Effect of the Merger.
(a)At the Effective Time, the Merger Sub will merge with and into the Company in accordance with Delaware Law (the “Merger”), whereupon the separate existence of the Merger Sub will cease, and the Company will be the surviving corporation and a wholly-owned subsidiary of the Purchaser (the “Surviving Corporation”). The Surviving Corporation will continue to be named “BioStorage Technologies, Inc.”.
(b)The Merger will become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the Certificate of Merger (the “Effective Time”).

(c)From and after the Effective Time, the Surviving Corporation will succeed to all the assets, rights, privileges, powers and franchises and be subject to all of the Liabilities, restrictions, disabilities and duties of each of the Company and the Merger Sub, all as provided under Delaware Law.
1.02    Merger Consideration.
(a)    The aggregate consideration to be paid by the Purchaser in respect of the Merger, subject to adjustment as set forth herein, will be an amount in cash equal to $127,000,000 (the “Base Purchase Price”). The Base Purchase Price will be increased or decreased as follows (which resulting amount, which for avoidance of doubt includes the Optionholders Closing Merger Consideration determined in accordance with Section 1.05(a), is hereinafter referred to as the “Closing Merger Consideration”):
(i)minus the amount (if any) by which Closing Net Working Capital is less than Target Net Working Capital or plus the amount (if any) by which Closing Net Working Capital is greater than Target Net Working Capital (as applicable);
(ii)minus the aggregate amount of Closing Debt;
(iii)minus the aggregate amount of Closing Transaction Expenses (including the Change of Control Payment Amount deposited into the CIC Escrow Account);
(iv) plus the aggregate amount of Closing Cash;
(v)minus the Aggregate Escrow Amount; and
(vi)minus the Representative Holdback Amount.
(b)    The Closing Merger Consideration will be estimated prior to, and adjusted after, the Closing pursuant to Section 2.03, and will be increased by the aggregate amount (if any) required to be paid or distributed to the Stockholders or the Optionholders (whether directly or indirectly through the Paying Agent) after the Closing, including the amount of the Purchase Price Adjustment Escrow Funds paid or distributed pursuant to Section 2.03(h) and any amounts from the Indemnification Escrow Account and the CIC Escrow Account paid or distributed pursuant to Section 9.01(b) or Section 10.08 (the aggregate amount of such increase, the “Additional Merger Consideration” and the amount of the Additional Merger Consideration, if any, plus the Final Closing Merger Consideration determined pursuant to Section 2.03 will be referred to herein, which for avoidance of doubt includes the Optionholders Merger Consideration determined in accordance with Section 1.05(a), as the “Merger Consideration”).
(c)    The Merger Consideration will be: (i) allocated among the Stockholders and the Optionholders pursuant Section 1.03 and Section 1.05, respectively; and (ii) paid to the Stockholders and the Optionholders pursuant and subject to the applicable terms and conditions set forth in Section 1.04, Section 1.05, Article II and elsewhere in this Agreement. For the avoidance of doubt, for purposes of calculating the Merger Consideration hereunder: no items included in the definitions of Closing Net Working Capital, Closing Debt, Closing Transaction Expenses (or any components thereof) will be double counted.
1.03    Conversion of Company Stock; Stockholder Allocation. At the Effective Time, by virtue of the Merger and without any action on the part of the Stockholders or any other Person:
(a)    each share of Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares of Preferred Stock held as treasury stock of the Company) that are held by the Stockholders will be converted into solely the right to receive an amount in cash, without interest, equal to the portion of the Merger Consideration payable to the holders of the Preferred Stock in accordance with the Certificate of Incorporation in effect immediately before the

Effective Time and as set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii);
(b)    each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Option Shares and shares of Common Stock held as treasury stock of the Company) that are held by the Stockholders will be converted into solely the right to receive an amount in cash, without interest, equal to the portion of the Merger Consideration payable to the holders of the Common Stock in accordance with the Certificate of Incorporation in effect immediately before the Effective Time and as set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii);
(c)    each share of Company Stock held immediately prior to the Effective Time by the Company as treasury stock or by the Merger Sub will be canceled, and no payment will be made with respect thereto;
(d)    each share of the Merger Sub’s common stock issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non assessable share of common stock, par value $0.001 per share, of the Surviving Corporation and collectively shall constitute the only outstanding shares of capital stock of the Surviving Corporation and each stock certificate of Merger Sub evidencing ownership of any such shares shall evidence ownership of such shares of common stock of the Surviving Corporation; and
(e)    As of the Effective Time, all shares of Company Stock shall no longer be outstanding, shall automatically be cancelled and shall cease to exist and each holder thereof shall cease to have any rights with respect thereto, except the rights set forth in this Section 1.03.
1.04    Exchange of Certificates; Lost Certificates; Paying Agent. At any time after obtaining the Stockholder Approval, the Company may direct the Paying Agent to deliver the Letters of Transmittal to the Stockholders for use in effecting the surrender of Company Stock in exchange for each such Stockholder’s portion of the Merger Consideration; provided, that, if the Paying Agent has not delivered the Letter of Transmittal to each Stockholder prior to the Effective Time, then the Purchaser will direct and cause the Paying Agent to deliver the Letter of Transmittal to each Stockholder promptly (but in any event within three (3) Business Days) after the Closing Date. The Paying Agent will pay to each Stockholder who duly executes and delivers to the Paying Agent a Letter of Transmittal (and all other required information, documents and instruments, including certificates representing any shares of Company Stock) with respect to his, her or its shares of Company Stock outstanding as of the Effective Time an amount in cash equal to the portion of the Merger Consideration payable in respect of such shares pursuant to Section 1.03; provided, that, until a duly executed and delivered Letter of Transmittal (and all other required information, documents and instruments, including certificates representing any shares of Company Stock) are delivered to the Paying Agent: (a) such shares will represent solely the right to receive the portion of the Merger Consideration payable in respect of such shares; and (b) neither the Paying Agent nor the Surviving Corporation will be required to pay any Stockholder the portion of the Merger Consideration to which such Stockholder would otherwise have been entitled under this Agreement. Notwithstanding the foregoing, if any certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of such fact by the Person claiming such certificate to be lost, stolen or destroyed and the providing of an indemnity by such Person, in form and substance reasonably satisfactory to the Paying Agent and the Purchaser, against any claim that may be made against it with respect to the shares represented by such certificate, the Paying Agent will, in exchange therefor, pay such Person the amount of cash to which he, she or it is entitled under Section 1.03. Notwithstanding anything in this Agreement to the contrary, the Purchaser shall not be obligated or required to post a bond for any Person for any reason in connection with a lost, stolen or destroyed certificate representing Company Stock or otherwise. Notwithstanding anything to the contrary contained herein, the parties to TTthis Agreement and the Paying Agent will not be liable to any Stockholder for any portion of the Merger Consideration delivered to a Governmental Body if such delivery is required pursuant to any applicable abandoned property, escheat or similar Law.....
1.05    Options; Certain Payments Processed Through Payroll.
(a)    The Company will cause all outstanding Options to be canceled as of the Effective Time. At the Effective Time, each Optionholder that has delivered to the Company, the Purchaser or the Surviving Corporation an Option Cancellation Agreement will become entitled to receive an amount in cash equal to the portion of the Merger Consideration payable in respect of the shares of Common Stock that would have been issued if the Options held by such Optionholder were exercised immediately prior to the Effective Time (as determined assuming a net exercise of such Options based on the applicable exercise price in respect thereof) in accordance with the Certificate of Incorporation in effect immediately before the Effective Time and as set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii).
The aggregate portion of the Merger Consideration to which Optionholders become entitled pursuant to this Section 1.05(a) is collectively referred to herein as the “Optionholders Merger Consideration”. The aggregate portion of the Estimated Closing Merger Consideration to which the Optionholders become entitled pursuant to this Section 1.05(a) is collectively referred to herein as the “Optionholders Closing Merger Consideration”.
(b)    The Surviving Corporation will act as paying agent in effecting the payment of the Optionholders Merger Consideration. The Surviving Corporation will (and the Purchaser will cause the Surviving Corporation to) pay the Optionholders Closing Merger Consideration to the applicable individual recipients through the Surviving Corporation’s payroll system: (i) in the case of the Optionholders Closing Merger Consideration payable to Optionholders that have delivered an Option Cancellation Agreement to the Company on or prior to the Closing Date, on the Closing Date; and (ii) in the case of the Optionholders Closing Merger Consideration payable to Optionholders that have not delivered an Option Cancellation Agreement to the Company on or prior to the Closing Date, promptly following the date on which such Optionholder delivers an Option Cancellation Agreement to the Purchaser or the Surviving Corporation; and (iii) in the case of any other portion of the Optionholders Merger Consideration, on the next regularly scheduled payroll date after the date on which such amount becomes due pursuant to this Agreement, which will, in any event, be within ten (10) Business Days following such due date. Without limiting the provisions of Section 1.09, the Surviving Corporation (or any other Person that has any withholding obligation with respect to any payment made pursuant to this Section 1.05) will be entitled to deduct and withhold from any payments to be made pursuant to this Section 1.05 any Taxes required to be deducted and withheld with respect to the making of such payments under the Code or any other applicable provision of Law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the applicable individual recipient on behalf of whom such deduction and withholding was made. Notwithstanding anything to the contrary, the parties to this Agreement and the Paying Agent will not be liable to any Optionholder for any portion of the Optionholders Merger Consideration delivered to a Governmental Body if such delivery is required pursuant to any applicable abandoned property, escheat or similar Law. For the avoidance of doubt, the employer portion of any payroll Taxes due with respect to any payments of the Optionholders Merger Consideration will be treated as a Transaction Expense and will be remitted by the Surviving Corporation in connection with its Tax filings.
1.06    Certificate of Incorporation. As of the Effective Time, the certificate of incorporation of the Surviving Corporation will be amended and restated pursuant to the terms set forth in the Certificate of Merger, and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law.

1.07    Bylaws. The bylaws of the Merger Sub in effect at the Effective Time will be the bylaws of the Surviving Corporation (except that the title thereof will read “Bylaws of “BioStorage Technologies, Inc.”) and, as so amended and restated, will be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.
1.08    Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed in accordance with applicable Law (or their earlier resignation or removal), the directors and officers of the Merger Sub at the Effective Time will be the directors and officers, as applicable, of the Surviving Corporation, except as otherwise agreed among the parties and as otherwise set forth in Section 3.01(h) hereof.
1.09    Withholding. The Purchaser and the Surviving Corporation (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) and the Paying Agent will be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as the Purchaser, the Surviving Corporation or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Law; provided, that, the Purchaser and the Surviving Corporation will use reasonable best efforts to provide the Representative with reasonable notice prior to withholding any amounts pursuant to this Section 1.09 (other than any withholding required in respect of payments of the Optionholders Merger Consideration), and will work in good faith with the Representative to minimize any such withheld amounts. To the extent that amounts are so withheld, such withheld amounts will be timely paid over to the applicable Tax authority in accordance with applicable Law and, except to the extent this Agreement expressly provides to the contrary, will be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.
1.10    Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and that are held by Stockholders who, in accordance with Section 262 of the DGCL (the “Appraisal Rights Provisions”): (i) have not consented as part of the Stockholder Approval to adopt and approve this Agreement; (ii) have properly demanded in writing on or before the date required under the Appraisal Rights Provisions appraisal for such shares and complied in all respects with the Appraisal Rights Provisions; and (iii) have effectively withdrawn, lost or failed to perfect their rights to appraisal under the Appraisal Rights Provisions (collectively, the “Dissenting Shares”), will not be converted as described in Section 1.03, but at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, will be cancelled and will cease to exist and will represent the right to receive only those rights provided under the Appraisal Rights Provisions; provided, however, that all shares of Company Stock held by Stockholders who have failed to perfect or who have effectively withdrawn or lost their rights to appraisal of such Company Stock under the Appraisal Rights Provisions will thereupon be deemed to have been cancelled and retired and to have been converted, as of the Effective Time, into the right to receive the Merger Consideration provided for in Section 1.03, as applicable, and the Purchaser (to the extent the following amounts have been previously delivered by the Paying Agent to the Purchaser pursuant to the next sentence and not returned to the Paying Agent) or the Paying Agent shall deliver to such holder (i) such holder’s portion of the Estimated Closing Merger Consideration that is attributable to such shares at the time such rights are withdrawn or lost and (ii) such holder’s portions of the Additional Merger Consideration, if any, attributable to such shares at the time such portions are determined. Persons who have perfected statutory rights with respect to Dissenting Shares as aforesaid will not be paid by the Purchaser or the Surviving Corporation as provided in this Agreement and shall have only such rights as are provided by the Appraisal Rights Provisions with respect to such Dissenting Shares. In the event that a Stockholder properly perfects such Stockholder’s appraisal, rights by demanding and not effectively withdrawing or losing such Stockholder’s appraisal rights for any shares of Company Stock, the Paying

Agent shall deliver to the Purchaser (a) such Stockholder’s portion of the Estimated Closing Merger Consideration that is attributable to such shares at the time such portion of such Estimated Closing Merger Consideration is determined and such rights are perfected and (b) such Stockholder’s portions of the Additional Merger Consideration, if any, allocable to such shares at the time such rights are perfected and such portions are determined and are received by the Paying Agent from the Escrow Agent or the Purchaser, as applicable. The Company will give the Purchaser prompt notice of any demands received by the Company for the exercise of appraisal rights with respect to Company Stock, and the Purchaser shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company will not, except with the prior written consent of the Purchaser or, following Closing, the Representative, make any payment with respect to, or settle or offer to settle, any such demands.
1.11    Transfer of Company Stock and Options After the Effective Time. No transfers of shares of Company Stock or any Options shall be made on the stock and option transfer books of the Company after the close of business on the Business Day preceding the date of the Effective Time.

ARTICLE II
THE CLOSING; MERGER CONSIDERATION ADJUSTMENTS
2.01    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the date which is three (3) Business Days after the date on which the full satisfaction or due waiver of all of the closing conditions set forth in Article III occurs (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) or on such other date as is mutually agreed to in writing by the Purchaser and the Company. The Closing will take place at 10:30 a.m. prevailing Eastern Time at the offices of Barnes & Thornburg LLP, 11 South Meridian Street, Indianapolis, Indiana 46204, or at such other place as agreed to by the parties hereto. The date on which the Closing occurs is referred to herein as the “Closing Date”.
2.01    Closing Transactions. Subject to the terms and conditions set forth in this Agreement, the parties hereto will consummate the following transactions on the Closing Date:
(a)    the Company and the Merger Sub will each cause a duly executed copy of the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by Delaware Law in connection with the Merger;
(b)    the Purchaser will deliver or cause to be delivered to the Paying Agent an aggregate amount equal to the Estimated Closing Merger Consideration minus the Optionholders Closing Merger Consideration (for distribution by the Paying Agent to each Stockholder of the portion of the Estimated Closing Merger Consideration owed to such Stockholder pursuant to Section 1.03), which distributions will be made by the Paying Agent by wire transfer of immediately available funds to the Stockholders in the applicable amounts and in accordance with the applicable payment instructions set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii), but subject to each Stockholder satisfying all applicable conditions precedent to the receipt of such funds);
(c)    the Purchaser will, as instructed by the Company, deliver or cause to be delivered to the Company by wire transfer of immediately available funds to the account(s) designated by the Company an aggregate amount equal to the Optionholders Closing Merger Consideration (for distribution by the Surviving Corporation to each Optionholder of the portion of the Optionholders Closing Merger Consideration owed to such Optionholder pursuant to Section 1.05(a), which distributions will be made by the Surviving Corporation pursuant to Section 1.05(b) by wire transfer of immediately available funds to the Optionholders in the applicable amounts and in accordance with the applicable payment instructions set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii), but subject to each Optionholder satisfying all applicable conditions precedent to the receipt of such funds);
(d)the Purchaser will deliver to the Escrow Agent for deposit into separate escrow accounts established pursuant to the terms of the Escrow Agreement (i) the Indemnification Escrow Amount (the “Indemnification Escrow Account”), and (ii) the Change of Control Payment Amount (the “CIC Escrow Account”), which will be made by wire transfer of immediately available funds to the account(s) and in accordance with the applicable payment instructions designated by the Escrow Agent and set forth on the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii);
(e)the Purchaser will pay, or cause to be paid, on behalf of the Company, all amounts necessary to discharge fully the then outstanding balance of all Indebtedness for borrowed money identified on the Indebtedness Schedule that is included in the calculation of the Estimated Closing Debt used to determine the Estimated Closing Merger Consideration, which payments will be made by wire transfer of immediately available funds to the holders of such Indebtedness in the applicable amounts and in accordance with the applicable payment instructions set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii);
(f)the Purchaser will deposit an amount equal to the Purchase Price Adjustment Escrow Amount into an escrow account (the “Purchase Price Adjustment Escrow Account”) established under the Escrow Agreement, which deposit will be made by wire transfer of immediately available funds to the account and in accordance with the applicable payment instructions designated by the Escrow Agent and set forth on the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii);
(g)the Purchaser will pay an amount equal to the Representative Holdback Amount to the Representative, which payment will be made by wire transfer of immediately available funds to the applicable account(s) and in accordance with the applicable payment instructions set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii);
(h)the Purchaser will pay, on behalf of the Company, the Estimated Closing Transaction Expenses (other than the portion thereof that constitutes the Change of Control Payment Amount which shall be paid into the CIC Escrow Account pursuant to Section 2.02(d)) to the applicable payees thereof, which payments will be made by wire transfer of immediately available funds to such payees in the applicable amounts and in accordance with the applicable payment instructions set forth in the Payment Spreadsheet delivered by the Company pursuant to Section 2.03(a)(ii); and
(i)the Purchaser, the Merger Sub, the Company and the Representative (on behalf of the Stockholders and Optionholders) will make such other deliveries as are required by Article III.
For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, the failure of any Stockholder or Optionholder to satisfy any of the deliveries set forth in Section 1.04 or Section 1.05 will not affect the Purchaser’s obligations to deliver to any other Stockholder or Optionholder the portion of the Merger Consideration to which such other Stockholder or Optionholder is entitled at Closing or at any time after Closing.
2.03    Estimated Closing Merger Consideration; Adjustment to Closing Merger Consideration.
(a)    At least two (2) Business Days prior to the Closing Date, the Company will prepare and deliver to the Purchaser:
(i)a statement, together with reasonable supporting detail, setting forth the Company’s good faith estimate of: (A) Closing Net Working Capital (the “Estimated Closing Net Working Capital”), including each of the components thereof, will be calculated and determined based on the Company’s books and records and other information then available and as set forth below; (B) the aggregate amount of Closing Cash (“Estimated Closing Cash”); (C) the aggregate amount of Closing Debt (“Estimated Closing Debt”); (D) the aggregate amount of Closing Transaction Expenses (“Estimated Closing Transaction Expenses”); and (E) the Closing Merger Consideration calculated and determined based on the estimated amounts described in clauses (i)(A) - (D) above and otherwise in accordance with Section 1.02 (such amount, the “Estimated Closing Merger Consideration”). Estimated Closing Cash, Estimated Closing Debt and Estimated Closing Transaction Expenses (and the components thereof) will be calculated and determined in accordance with the definitions of Closing Cash, Closing Debt and Closing Transaction Expenses (and the components thereof); and
(ii)a spreadsheet (the “Payment Spreadsheet”) setting forth: (A) the names of, and wire transfer instructions for, each Stockholder and Optionholder, and the amount of the Estimated Closing Merger Consideration and Optionholders Closing Merger Consideration, as applicable, that is payable to each Stockholder and Optionholder, as applicable; (B) the Allocation Percentage of each Stockholder and Optionholder to be used for purposes of determining the amount of the Additional Merger Consideration that is owed to each such Stockholder and Optionholder; (C) the number of shares of Preferred Stock and Common Stock held by each Stockholder and the number of shares of Common Stock issuable upon exercise of Options (including the exercise price thereof) held by each Optionholder (including the number of shares of Common Stock that would have been issued if the Options held by such Optionholder were exercised immediately prior to the Effective Time (as determined assuming a net exercise of such Options based on the applicable exercise price in respect thereof)); (D) the wire transfer instructions for the Company (on behalf of the Surviving Corporation) to be used for any portion of the Estimated Closing Merger Consideration (and any Additional Merger Consideration) that is required to be paid to the Surviving Corporation before being further distributed to the Stockholders and Optionholders; (E) the names of each payee to whom Estimated Closing Transaction Expenses (other than the portion thereof that constitutes the Change of Control Payment Amount) is owed, the amount owed to each such payee and the applicable wire transfer instructions for the payment of the Estimated Closing Transaction Expenses owed to each such payee; (F) the names of each payee to whom Closing Debt is owed, the amount owed to each such payee and the applicable wire transfer instructions for the payment of the Estimated Closing Debt owed to each such payee; (G) the wire transfer instructions to be used for the payment of the Representative Holdback Amount; (H) the wire transfer instructions for the Escrow Agent to be used for each of the Indemnification Escrow Account, the CIC Escrow Account and the Purchase Price Adjustment Escrow Account; and (I) the wire transfer instructions for the Paying Agent for the delivery to the Paying Agent of amounts required under Section 2.02(b).
(b)    As promptly as practicable after the Closing, but in no event later than 90 days after the Closing Date, the Purchaser will prepare and deliver to the Representative a statement (the “Closing Statement”) setting forth the Purchaser’s calculation of: (i) the Closing Net Working Capital, including each of the components thereof, and a consolidated balance sheet of the Company and the Company Subsidiaries as of the close of business on the Closing Date (the “Closing Balance Sheet”); and (ii) Closing Cash, Closing Debt and Closing Transaction Expenses, including each of the components thereof; and (iii) the Closing Merger Consideration determined based on the amounts set forth in (i) and (ii) above. The Closing Balance Sheet will: (A) be prepared, and Closing Net Working Capital (and the components thereof) will be determined, in accordance with the Accounting Principles and the Working Capital Calculation Annex; and (B) not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. Closing Cash, Closing Debt and Closing Transaction Expenses (and the components thereof) set forth on the Closing Statement will be calculated and determined in accordance with the definitions of Closing Cash, Closing Debt and Closing Transaction Expenses (and the components thereof).
(c)    The Closing Balance Sheet will be delivered together with:
(i)    a worksheet (and any related work papers, supporting detail or other materials used or created by or on behalf of the Purchaser or its Affiliates or representatives for purposes of preparing the Closing Balance Sheet) which demonstrates in sufficient detail how the Closing Balance Sheet, Closing Net Working Capital, Closing Cash, Closing Debt, and Closing Transaction Expenses (and each component thereof) and the resulting calculation of the Closing Merger Consideration were calculated and determined by the Purchaser; and
(ii)    a certificate from the chief financial officer of the Purchaser certifying that: (A) the Closing Statement and the Closing Balance Sheet have been be prepared, and the items and amounts (and the components thereof) included therein have been determined, in accordance with the requirements set forth in this Agreement (including those set forth in Section 2.03(b) above); and (B) the items and amounts included in the Closing Balance Sheet were calculated and determined by the Purchaser based on (and are consistent with) the books and records of the Company and the Company Subsidiaries.
(d)    The post-Closing adjustment to the Closing Merger Consideration as set forth in this Section 2.03 is not intended to permit the introduction of accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) that are different from those specified in the Accounting Principles, the Working Capital Calculation Annex; it being the intent of the parties hereto that: (i) the Closing Net Working Capital be calculated consistently with the foregoing requirements in order to allow a meaningful comparison of the Closing Net Working Capital to the Target Net Working Capital; and (ii) Closing Cash, Closing Debt and Closing Transaction Expenses set forth on the Closing Statement be calculated consistently with the definition of Closing Cash, Closing Debt and Closing Transaction Expenses.
(e)    The Purchaser and its Subsidiaries (including the Surviving Corporation) will:
(i)    permit the Representative and its representatives to have reasonable access during normal business hours and upon reasonable advance notice to the books, records and other documents (including work papers, schedules, financial statements, memoranda, etc.) pertaining to or used in connection with the preparation of the Closing Statement or the Closing Balance Sheet and the Purchaser’s calculation of the Closing Net Working Capital, Closing Cash, Closing Debt and Closing Transaction Expenses or the Closing Merger Consideration (or any component thereof) and provide the Representative with copies thereof (as reasonably requested by the Representative); and
(ii)    provide the Representative and its representatives reasonable access during normal business hours and upon reasonable advance notice to the Purchaser’s and its Subsidiaries’ (including the Surviving Corporation’s) employees and advisors (including making their chief financial officer(s) and accountants available to respond to reasonable written or oral inquiries of the Representative or its representatives).
If the Representative disagrees with any part of the Purchaser’s calculation of the Closing Merger Consideration as set forth on the Closing Statement or the Closing Balance Sheet, the Representative will, within 60 days after the Representative’s receipt of the Closing Statement and the Closing Balance Sheet, notify the Purchaser in writing of such disagreement by setting forth the Representative’s calculation of the Closing Merger Consideration, including each of the components thereof, and describing in reasonable detail the basis for such disagreement (an “Objection Notice”). If an Objection Notice is delivered to the Purchaser, then the Purchaser and the Representative will negotiate in good faith to resolve their disagreements with respect to the computation of the Closing Merger Consideration. In the event that the Purchaser and the Representative are unable to resolve all such disagreements within 30 days after the Purchaser’s receipt of such Objection Notice, the Purchaser and the Representative will submit such remaining disagreements to Ernst & Young LLP, or a regionally or nationally recognized independent accounting firm as is acceptable to the Purchaser and the Representative (the “Accounting Firm”).
(f)    The Purchaser and the Representative will cooperate with the Accounting Firm during the term of its engagement and will use commercially reasonable efforts to cause the Accounting Firm to resolve all remaining disagreements with respect to the computation of the Closing Merger Consideration, including each of the components thereof, as soon as practicable. The Accounting Firm will consider only those items and amounts in the Purchaser’s and the Representative’s respective calculations of the Closing Merger Consideration, including each of the components thereof, that are identified as being items and amounts to which the Purchaser and the Representative have been unable to agree. In resolving any disputed item, the Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The Accounting Firm’s determination of the Closing Merger Consideration, including each of the components thereof, will be based solely on written materials submitted by the Purchaser and the Representative (i.e., not on independent review) and on the definitions included herein. The determination of the Accounting Firm will be conclusive and binding upon the parties hereto and will not be subject to appeal or further review.
(g)    The costs and expenses of the Accounting Firm in determining the Closing Merger Consideration, including each of the components thereof, will be borne by the Purchaser, on the one hand, and the Representative (on behalf of the Stockholders and the Optionholders), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. Prior to the Accounting Firm’s determination of Closing Merger Consideration: (i) the Purchaser, on the one hand, and the Representative (on behalf of the Stockholders and the Optionholders), on the other hand, will each pay 50% of any retainer paid to the Accounting Firm; and (ii) during the engagement of the Accounting Firm, the Accounting Firm will bill 50% of the total charges to each of the Purchaser, on the one hand, and the Representative (on behalf of the Stockholders and the Optionholders), on the other hand. In connection with the Accounting Firm’s determination of the Closing Merger Consideration, the Accounting Firm will also determine, pursuant to the terms of the first and second sentences of this Section 2.03(g), and taking into account all fees and expenses already paid by each of Purchaser, on the one hand, and the Representative (on behalf of the Stockholders and the Optionholders), on the other hand, as of the date of such determination, the allocation of its fees and expenses between the Purchaser and the Representative (on behalf of the Stockholders and the Optionholders), which such determination will be conclusive and binding upon the parties hereto. For purposes of this Agreement the Closing Merger Consideration, Closing Net Working Capital, Closing Cash, Closing Debt and Closing Transaction Expenses, in each case, as finally determined pursuant to this Section 2.03 will be referred to herein as, the “Final Closing Merger Consideration,” “Final Closing Net Working Capital,” “Final Closing Cash,” “Final Closing Debt,” and “Final Closing Transaction Expenses,” respectively.
(h)    Within three (3) Business Days after the Final Closing Merger Consideration, including each of the components thereof, is finally determined pursuant to this Section 2.03:
(i)    if the Final Closing Merger Consideration is less than the Estimated Closing Merger Consideration (the amount of such deficiency, the “Purchaser Adjustment Amount”), then the Purchaser and the Representative will cause the Escrow Agent, including through the execution and delivery of a joint written instruction, to: (A) pay to the Purchaser an amount (which in no case will exceed the amount of the Purchase Price Adjustment Escrow Funds plus the Indemnification Escrow Funds) equal to such deficiency, which payment will be satisfied first from the Purchase Price Adjustment Escrow Funds and, to the extent that the Purchase Price Adjustment Escrow Funds are not sufficient to satisfy the full amount of such payment, then from the Indemnification Escrow Funds; and (B) pay to the Paying Agent for further distribution to the Stockholders and the Optionholders the amount (if any) by which the amount of the Purchase Price Adjustment Escrow Funds is greater than the Purchaser Adjustment Amount; and
(ii)    if the Final Closing Merger Consideration is greater than the Estimated Closing Merger Consideration (the amount of such deficiency, the “Seller Adjustment Amount”), then: (A) the Purchaser will, or will cause the Surviving Corporation or one or more of its Subsidiaries to, pay to the Paying Agent for further distribution to the Stockholders and the Optionholders the Seller Adjustment Amount; and (B) the Purchaser and the Representative will cause the Escrow Agent, including through the execution and delivery of a joint written instruction, to pay to the Paying Agent for further distribution to the Stockholders and the Optionholders all of the Purchase Price Adjustment Escrow Funds; provided, that the Purchaser does not have to make such payment or cause such payment to be made under clause (A) or execute or deliver any such instruction under clause (B) until the day that is two (2) Business Days after the Purchaser’s receipt of the written direction of the Representative referred to in such clauses.
Notwithstanding anything to the contrary contained herein, if the Change of Control Payment Amount as determined at Closing is increased as a result of the determination of the Final Closing Merger Consideration under this Section 2.03, the Purchaser and the Representative will cause the Escrow Agent, including through the execution and delivery of a joint written instruction, to transfer the amount of such increase from the Purchase Price Adjustment Escrow Account to the CIC Escrow Account.
Any payment to be made pursuant to this Section 2.03(h) will: (x) be treated by all parties for tax purposes as adjustments to the Base Purchase Price; and (y) be made by wire transfer of immediately available funds to the account(s) designated by the Purchaser or the Paying Agent, as applicable. The payments to be made pursuant to this Section 2.03(h) (together with the Purchaser’s rights under the Escrow Agreement) will be the Purchaser’s sole and exclusive source of recovery and remedy for any amounts owing to the Purchaser pursuant to this Section 2.03, except for any claims for Unpaid Transaction Expenses or Unpaid Closing Debt.
ARTICLE III
CONDITIONS TO CLOSING
3.01    Conditions to the Purchaser’s and the Merger Sub’s Obligations. The obligations of the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver) of the following conditions immediately prior to the Effective Time:
(a)    the Company Regular Representations (including for purposes of this Section 3.01(a), the representations and warranties contained in Section 4.08 (Tax Matters)) must have been true and correct in all respects as of the date of this Agreement and true and correct in all respects as of the Closing Date, except: (i) for those representations and warranties which expressly relate to an earlier date or period (in which case such representations and warranties must have been true and correct as of such earlier date or period); and (ii) to the extent that the failure of such representations and warranties to be so true and correct, considered individually and collectively, does not constitute or would not reasonably be expected to constitute a Material Adverse Change (in each case without giving effect to any “material”, “materiality”, “materially”, “Material Adverse Change” or other qualification(s) based on materiality contained therein, other than any “material”, “materiality”, “materially”, “Material Adverse Change” or other qualification(s) based on materiality contained in: (A) the representations and warranties contained in Section 4.05(a) and Section 4.06(a); or (B) the listing of Contracts on the Contracts Schedule under Section 4.09(a) (including any components or descriptions included in Section 4.09(a)), the listing of Company Intellectual Property (or the components of the definition thereof) on the Intellectual Property Schedule under the first sentence of Section 4.10(a) or the listing of material Permits on the Permits Schedule under the second sentence of Section 4.18(a));
(b)    the Fundamental Representations (excluding for purposes of this Section 3.01(b), the representations and warranties contained in Section 4.08 (Tax Matters)) must have been true and correct in all material respects as of the date of this Agreement and true and correct in all material respects as of the Closing Date, except for those representations and warranties which expressly relate to an earlier date or period (in which case such representations and warranties must have been true and correct in all material respects solely as of such earlier date or period);
(c)    the Company must have duly performed or complied with in all material respects all of the covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing;
(d)    the Company must have delivered to the Purchaser a certificate signed by an officer of the Company in a form reasonably acceptable to the Purchaser, dated as of the Closing Date, certifying that the conditions specified in Sections 3.01(a), 3.01(b) and 3.01(c), as they relate to the Company, have been satisfied;
(e)    the Company must have delivered to the Purchaser a certificate signed by the Secretary of the Company in a form reasonably acceptable to the Purchaser, dated as of the Closing Date, certifying as to: (i) the Certificate of Incorporation and bylaws (or equivalent governing documents) of the Company; (ii) the resolutions adopted by the board of directors and Stockholders of the Company regarding this Agreement and the transactions contemplated hereby; and (iii) the names and signatures of the officers of the Company authorized to sign this Agreement;
(f)    the Company must have delivered to the Purchaser a certificate signed by each Stockholder in the form of Treasury Regulations §1.1445-2(b)(2)(iv)(A) or in any other form satisfactory to the Purchaser in form and substance, certifying any facts that would exempt the transactions herein from withholding pursuant to Section 1445 of the Code;
(g)    the Purchaser must have received written resignations, effective no later than immediately prior to the Effective Time, of each of: (A) the directors of the Company and each Company Subsidiary; and (B) to the extent designated in writing by the Purchaser at least two (2) Business Days prior to the Closing, officers of the Company and the Company Subsidiaries who are not parties to a Change of Control Agreement;
(h)    the Escrow Agreement must have been executed by each of the Escrow Agent and the Representative and must have been delivered to the Purchaser;
(i)    the Company must have delivered to the Purchaser appropriate payoff letters from the holders of Indebtedness identified on the Indebtedness Schedule and must have made arrangements reasonably satisfactory to the Purchaser for such holders of such Indebtedness to deliver all related Lien releases to the Purchaser forthwith (or otherwise authorized Purchaser to file such Lien releases);
(j)the Stockholder Approval must have been obtained;
(k)the Company shall have delivered to the Purchaser Joinder and Support Agreements and/or Option Cancellation Agreements executed by Stockholders and Optionholders entitled to receive at least 85% of the Closing Merger Consideration; and

(l)the Company shall have delivered to the Purchaser the written consent in form and substance reasonably satisfactory to the Purchaser of the parties identified on the Consent Schedule (including from certain Governmental Bodies with respect to certain Permits as identified on the Consent Schedule).
In no event will the receipt of, or the availability of any funds to be provided as part of, any financing be a condition to either the Purchaser’s or Merger Sub’s obligation to consummate the transactions contemplated by this Agreement.
3.02    Conditions to the Company’s Obligations. The obligations of the Company and the Representative (on behalf of the Stockholders and Optionholders) to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver) of the following conditions immediately prior to the Effective Time:
(a)    the representations and warranties set forth in Article V (i) that are not qualified by “material”, “materiality”, “materially” or other qualification(s) based on materiality shall be true and correct in all material respects both as of the date of this Agreement and as of the Closing Date, except: for such representations and warranties which expressly relate to an earlier date or period, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date or period, and (ii) that are qualified by “material”, “materiality”, “materially” or other qualification(s) based on materiality shall be true and correct in all respects both as of the date of this Agreement and as of the Closing Date, except for such representations and warranties which expressly relate to an earlier date or period (in which case such representations and warranties shall have been true and correct in all respects as of such earlier date or period);
(b)    the Purchaser and the Merger Sub must have duly performed or complied with in all material respects all the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c)    the Purchaser must have delivered to the Company and the Representative (on behalf of the Stockholders and Optionholders) a certificate signed by an officer of the Purchaser in a form reasonably acceptable to the Company, dated as of the Closing Date, certifying that the conditions specified in Sections 3.02(a) and 3.02(b) have been satisfied;
(d)    the Purchaser must have delivered to the Company and the Representative (on behalf of the Stockholders and Optionholders) a certificate in a form reasonably acceptable to the Company signed by the Secretary or the Assistant Secretary of the Purchaser certifying as to: (i) the articles of incorporation and bylaws (or equivalent governing documents) of the Purchaser and Merger Sub; (ii) the resolutions adopted by the board of directors of the Purchaser and the Merger Sub regarding this Agreement and the transactions contemplated hereby; and (iii) the names and signatures of the officers of the Purchaser and the Merger Sub authorized to sign this Agreement; and
(e)    the Escrow Agreement must have been executed by each of the Escrow Agent and the Purchaser and must have been delivered to the Company and the Representative (on behalf of the Stockholders and Optionholders).
3.03    Conditions to All Parties’ Obligations. The obligations of each of the Company, the Representative (on behalf of the Stockholders and Optionholders), the Purchaser and the Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver) of the following conditions as of immediately prior to the Effective Time:
(a)    (i) all consents, approvals, registrations or authorizations required from; and/or (ii) all applications, registrations or filings or the waiting period (and any extension thereof) for review of such applications, registrations or filings required to made with, any Governmental Body in respect of or applicable to the Required Governmental Consents must have been obtained, received, made or submitted or the applicable waiting period (and any extension thereof) must have expired or been terminated;
(b)    there must not be in effect any injunction, order, judgment, decision, determination, decree or ruling issued, promulgated, enacted or enforced by any Governmental Body enjoining or otherwise prohibiting the performance of this Agreement or the consummation of any of the transactions contemplated hereby, and there must not be any pending action or proceeding before any Governmental Body wherein an unfavorable order, judgment, decision, determination, decree or ruling would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded; and
(c)    this Agreement must not have been terminated in accordance with Section 8.01.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to the Purchaser that the statements in this Article IV are true and correct as of the date of this Agreement, except as set forth in the schedules accompanying this Article IV (each, a “Schedule” and, collectively, the “Disclosure Schedules”). The Disclosure Schedules have been arranged for purposes of convenience in separate sections corresponding to the sections of this Article IV; provided, however, information disclosed on one section of the Disclosure Schedules will be deemed to be disclosed on another Schedule or section of the Disclosure Schedules or be deemed to be an exception to another representation or warranty in this Article IV, in each case, if the relevance of such information to such other Schedule or section of the Disclosure Schedules is reasonably apparent on its face (or on the face of such other representation or warranty). Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
4.01    Organization and Corporate Power. The Company is a corporation duly organized and validly existing under Delaware Law, and the Company has all requisite corporate power and authority to own and operate its properties and to carry on its businesses as now conducted.
4.02    Subsidiaries. Except for the Company Subsidiaries or as set forth on the Subsidiary Schedule, the Company does not have any Subsidiaries and does not own or hold the right to acquire any stock, partnership interest or joint venture interest or other equity interest in any other corporation, organization or entity. The Company owns, directly or indirectly, of record and beneficially, all capital stock and other equity interests in each Company Subsidiary, free and clear of all Liens (other than Liens arising under applicable securities Laws and Liens that will be terminated at or prior to the Closing), and all such capital stock and other equity interests are fully paid and non assessable (to the extent such concept is applicable to such equity interests). No Person has any right to acquire any capital stock and other equity interests in any of the Company Subsidiaries. Each of the Company Subsidiaries is duly formed or organized and validly existing under the applicable jurisdiction of its organization (each such jurisdiction of each Company Subsidiary is set forth on the Subsidiary Schedule), and each of the Company Subsidiaries has all requisite power and authority to own and operate its properties and to carry on its businesses as now conducted.
4.03    Authorization; No Breach.
(a)    The Company has the requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed or delivered by the Company in connection with the transactions contemplated by this Agreement (the “Company Documents”) and, subject to receipt of the Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the Company’s Board of Directors and no other corporate action on the part of the Company (other than the Stockholder Approval) is necessary to authorize and approve the execution, delivery and performance of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly executed and delivered by the Company, and assuming that this Agreement and each of the Company Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
(b)    Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, the Required Governmental Consents and as set forth on the Authorization Schedule, the execution, delivery and performance of this Agreement and each of the Company Documents by the Company and the consummation of the transactions contemplated hereby and thereby, or compliance by the Company or the Company Subsidiaries with any of the provisions hereof or thereof, do not and will not conflict with, result in any breach of, require any notice under, constitute a default under (with or without notice or lapse of time or both), result in a violation of, result in the creation of any Lien (other than Permitted Liens) upon any properties or assets of the Company or of any Company Subsidiary under, or give rise to any right of termination, cancellation or acceleration of any obligation or to loss of a benefit of the Company or of any Company Subsidiary under, any provision of: (i) the Company’s or any Company Subsidiary’s articles of incorporation, by‑ laws, articles of organization, operating agreement or other organizational documents; (ii) any Contract required to be set forth on the Contracts Schedule; (iii) any judgment, order or decree binding on the Company or any Company Subsidiary or any of the material properties or assets of the Company or any Company Subsidiary; or (iv) any applicable Law to which the Company or any Company Subsidiary is subject, except, in the case of clauses (ii) and (iv), as would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Change.
4.04    Capital Stock.
(a)    The authorized capital stock of the Company consists of: (i) 2,675,000 shares of Preferred Stock, of which 1,522,183 shares are issued and outstanding and are held of record by each Stockholder as indicated on the Stockholders Schedule; (ii) 4,890,000 shares of Common Stock, of which 1,401,996 shares are issued and outstanding and are held of record by each Stockholder as indicated on the Stockholders Schedule and (ii) 890,959 shares of Common Stock are issuable upon exercise of outstanding Options held by each Optionholder as indicated on the Stockholders Schedule. Except as indicated on the Stockholders Schedule, no shares of Preferred Stock or Common Stock are held by the Company as treasury stock. The Company may update the representations and warranties included in the first two sentences of this Section 4.04(a) pursuant to a certificate signed by the Company as of the Effective Time solely to update such sentences for (i) shares issued as paid-in-kind dividends pursuant to the Certificate of Incorporation on the 1,522,183 shares of Preferred Stock issued and outstanding as of the date hereof and (ii) up to 890,959 shares of Common Stock issued upon the exercise of the Options outstanding on the date hereof to purchase 890,959 shares of Common Stock pursuant to the terms thereof. All of the issued and outstanding shares of Preferred Stock and Common Stock have been duly authorized for issuance and are validly issued, fully paid and non-assessable, and not issued in violation of any preemptive or similar rights. There are no outstanding options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock or securities containing any equity features of the Company or any phantom stock, stock appreciation or equity-linked awards, or Contracts, commitments, understandings or arrangements, by which the Company is or may become bound to issue additional shares of its capital stock or other equity interests or options, warrants, scrip, rights to subscribe to, purchase rights, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, any shares of capital stock or other equity interests, or any phantom stock, stock appreciation or equity-linked awards, in each case, except: (x) as set forth in the first sentence of this Section 4.04(a), (y) as set forth on the Capitalization Schedule, and (z) for shares permitted or required to be issued as paid-in-kind dividends on the shares of Preferred Stock issued and outstanding.
(b)    Except as set forth on the Capitalization Schedule, there are no securities or rights of the Company or any Company Subsidiary, or Contracts, commitments, understandings or arrangements by which the Company or any Company Subsidiary is bound obligating the Company or any Company Subsidiary to redeem or otherwise acquire any shares of capital stock or other equity interests of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary have outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of the Company or any Company Subsidiary on any matter. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party, and to the Company’s Knowledge, any Stockholder or Optionholder is a party, with respect to the voting, registration, redemption, sale, transfer or disposition of, or preemptive right to, the capital stock or other equity interests of the Company or any Company Subsidiary (other than that certain Stockholders Agreement dated as of July 2006 by and among the Company and the stockholders of the Company named therein, that will be terminated at or prior to Closing and the Certificate of Incorporation).
4.05    Financial Statements.
(a)    Attached to the Financial Statements Schedule are: (i) the Company’s unaudited consolidated balance sheet as of September 30, 2015 (the “Latest Balance Sheet”) and the related statement of income for the nine (9) month period then ended; and (ii) the Company’s audited consolidated balance sheet and statements of income, stockholders equity and cash flows for the fiscal year ended December 31, 2014, including the related notes and schedules thereto (the “Audited Financial Statements” and, collectively with the Latest Balance Sheet, the “Financial Statements”). The Financial Statements are consistent, in all material respects, with the books and records of the Company and present fairly, in all material respects, in accordance with GAAP, the financial condition, stockholders equity results of operations and cash flows of the Company and the Company Subsidiaries as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to: (i) the absence of footnote disclosures and other non-material presentation items; (ii) changes resulting from normal, immaterial year-end adjustments; and (iii) such other exceptions to GAAP as are set forth on the Financial Statement Schedule.
(b)    The Company maintains systems of internal accounting and financial reporting controls reasonably designed to ensure that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of quarterly and annual financial statements in conformity with GAAP; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. The Company has not been notified by its outside accounting firm of any “significant deficiency” or “material weakness” in its internal controls over financial reporting, as such terms are defined in the Statements of Auditing Standards No. 112.

(c)    Except as set forth in the Undisclosed Liability Schedule, the Company does not have any Liabilities that are not reflected or reserved against on the Latest Balance Sheet, except Liabilities: (i) incurred by the Company in connection with the preparation, execution, delivery and performance of the Agreement and included in the Company Transaction Expenses (or any other component of the Closing Merger Consideration); (ii) which have arisen in the ordinary course of business of the Company since the Latest Balance Sheet Date; or (iii) which would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Change.
(d)    All of the accounts receivable of the Company (i) are valid receivables that have arisen from bona fide arm’s length transactions entered into by the Company and the Company Subsidiaries, (b) are carried at values determined in accordance with GAAP, and (ii) to the Company’s Knowledge, are not subject to valid counterclaims or setoffs.
(e)    The Bank Account Schedule sets forth an accurate list and summary description (including name and address) of each bank and other financial institution in which the Company or any Company Subsidiary maintains an account (whether checking, savings or otherwise), lock box or safe deposit box and the names of the persons having signing authority or other access thereto. All cash in such accounts is held in demand deposits and is not subject to any restriction as to withdrawal.
4.06    No Material Adverse Change; Absence of Certain Developments.
(a)    Since the date of the Latest Balance Sheet, there has not been any fact, circumstance, event, occurrence, development, change or effect that would reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Change.
(b)    Except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, neither the Company nor any Company Subsidiary has (i) engaged in any material transaction that was not in the ordinary course of business; or (ii) suffered any material loss, damage, destruction or other casualty to any of its properties or assets that was not covered by insurance. Without limiting the generality of the foregoing, and except as set forth on the Developments Schedule and except as expressly contemplated by this Agreement, since the date of the Latest Balance Sheet, neither the Company nor any Company Subsidiary has taken any action that would have been prohibited by Section 6.01(b) if it had been taken after the date hereof and prior to the Closing Date.
4.07    Title to Properties.
(a)    The Company and the Company Subsidiaries own good title to, or hold a valid leasehold interest in or license of, all of the material property and assets, tangible and intangible, used by them in the conduct of their business as currently conducted, free and clear of all Liens, except for Permitted Liens and Liens that will be terminated at or prior to the Closing. The property and assets of the Company and the Company Subsidiaries, taken as a whole and individually if material or necessary to the conduct of the Company’s and the Company Subsidiaries’ business as currently conducted, are in all material respects in good operating condition and repair, subject to (i) normal wear and tear and refurbishments and (ii) preventative maintenance and/or ongoing repairs in the ordinary course.
(b)    The Leased Real Property Schedule contains a list of all real property leased by the Company and the Company Subsidiaries from third parties (the “Leased Real Property”). The Leased Real Property encompasses all of the real property leased or otherwise used by the Company or any Company Subsidiary. The Company has delivered to Purchaser a true and complete copy of the underlying lease with respect to each parcel of Leased Real Property (each, a “Lease”). With respect to each of the Leases: (i) it is in full force and effect, and is the legal, valid and binding obligation of the Company or the Company Subsidiary which is party thereto, and to the Company’s Knowledge, the other party or parties thereto, (ii) either the Company or a Company Subsidiary has a valid and enforceable leasehold interest in each parcel or tract of real property leased by it free and clear of all Liens, other than Permitted Liens and Liens arising pursuant to the terms of any Lease; (iii) there are no existing material defaults thereunder by the Company or any Company Subsidiary (as applicable) or to the Company’s Knowledge, the other party or parties thereto; (iv) no event has occurred which (with notice, lapse of time or both) would constitute a material breach or default thereunder by the Company or any Company Subsidiary (as applicable) or to the Company’s Knowledge, the other party or parties thereto; (v) there are no pending disputes, actions or proceedings that were brought by the Company or any Company Subsidiary against a lessor under a Lease alleging that such lessor is in material default or has committed a material breach under such Lease; and (vi) neither Company nor any Company Subsidiary has received any written notice from any Governmental Body of a violation of any Law (including Environmental Laws) with respect to the business conducted by the Company and the Company Subsidiaries at any of the Leased Real Property.
(c)    Neither the Company nor any Company Subsidiary owns any real property.
4.08    Tax Matters.
Except as set forth on the Taxes Schedule:
(a)    All Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been timely filed, and all such Tax Returns are complete and correct in all material respects. The Company and the Company Subsidiaries have paid in full all Taxes due and payable, whether or not shown on such Tax Returns, or have made adequate provision for all Taxes on the latest balance sheet included in the Financial Statements.
(b)    The Company and the Company Subsidiaries have duly and timely withheld from employee salaries, wages and other compensation and paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws and regulations.
(c)    There are no Tax Liens upon any of the assets or properties of the Company or any of the Company Subsidiaries, other than with respect to Taxes not yet due and payable.
(d)    No examination or audit of any Tax Return relating to any Taxes of the Company or any of the Company Subsidiaries or with respect to any Taxes due from or with respect to the Company or any of the Company Subsidiaries by any Governmental Body is currently in progress or, to the Company’s Knowledge, threatened or contemplated. No assessment of Tax has been proposed in writing against the Company or any of the Company Subsidiaries or any of their assets or properties and to the Company’s Knowledge, no grounds for any such assessment exist. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of the Company Subsidiaries for any taxable period.
(e)    Neither the Company nor any of the Company Subsidiaries (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the group to which they are currently members and the common parent of which is the Company), or (B) has any Liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by contract, or otherwise.
(f)    The Company and the Company Subsidiaries have collected all material sales and use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or have been furnished properly completed exemption certificates and have maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(g)    Neither the Company nor any of the Company Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax law) executed on or prior to the Closing Date, (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax law), or (D) installment sale or open transaction disposition made on or prior to the Closing Date, or (E) prepaid amount received on or prior to the Closing Date.
(h)    None of Company or any of the Company Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.
(i)    No material deficiency or proposed adjustment for any amount of Tax which has not been paid or reserved for has been asserted or assessed by any taxing authority of any Governmental Body against the Company or any Company Subsidiary.
(j)    Neither the Company nor any Company Subsidiary has consented to extend the time in which any Tax may be assessed or collected by any taxing authority of any Governmental Body, which extension is still in effect.
(k)    To the Company’s Knowledge, there are no ongoing or pending Tax audits by any taxing authority of any Governmental Body against the Company or any Company Subsidiary.
(l)    Neither the Internal Revenue Service nor any other Governmental Body is asserting, as of the date of this Agreement, by written notice to the Company or any Company Subsidiary any deficiency, proposed adjustment or claim for any amount of additional Taxes.
(m)    Neither the Company nor any Company Subsidiary has any liability for the Taxes of any Person (other than with respect to the Company and any of the Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.
(n)    Neither the Company nor any Company Subsidiary has any liability for Pre-Closing Taxes, other than Pre-Closing Taxes not yet due and payable.
The representations and warranties contained in this Section 4.08 and in Section 4.13 are the only representations and warranties being made by the Company with respect to Taxes or Tax matters related to the Company, any Company Subsidiary or their respective business or operations under this Agreement or otherwise and any claim for breach of representation or warranty with respect to Taxes or Tax matters must be based solely on the representations and warranties in this Section 4.08 or in Section 4.13 and may not be based on (and the Purchaser Indemnified Parties will not be entitled to recover Losses for any claim for a breach of representations or warranties if such claim arises from an inaccuracy or breach of) the representations and warranties set forth in any other provisions of this Agreement.
4.09    Contracts and Commitments.
(a)    Except as set forth on the Contracts Schedule, neither the Company nor any Company Subsidiary is a party to any:
(i)Contracts with any labor union or association representing any employees of the Company or any Company Subsidiary (including any collective bargaining agreement);

(ii)bonus, pension, profit sharing, retirement or other form of deferred compensation plan, other than as set forth in the Disclosure Schedules or in Section 4.13 relating thereto;
(iii)stock purchase, stock option phantom stock, stock appreciation or similar plan or Contract;
(iv)Contract (A) for the employment of any officer, individual employee or other person on a full time, part-time, consulting or other basis providing for base compensation in excess of $100,000 per annum, (B) for the employment of any officer, individual employee or other person on a full time, part-time, consulting or other basis providing for base compensation of $100,000 per annum or less that is not at-will and terminable without penalty or other payment, and (C) with any officer, individual employee or other person retained to provide services to the Company or any Company Subsidiary providing for the payment of cash or other compensation or benefits upon the consummation of the transactions contemplated by the Company Documents or severance, salary continuation or other post-employment benefits;
(v)agreement, indenture or other Contract relating to the borrowing of money or to mortgaging, pledging or otherwise placing a Lien (other than a Permitted Lien) on any portion of the assets of the Company or any Company Subsidiary;
(vi)guaranty of any obligation for borrowed money or other material guaranty;
(vii)lease, agreement or other Contract under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $25,000;
(viii)lease, agreement of other Contract under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $50,000;
(ix)Contract which prohibits the Company or any Company Subsidiary from freely engaging in business anywhere in the world, limiting the ability of the Company or any Company Subsidiary to solicit or hire or engage in transactions with employees, suppliers or customers of another Person, granting exclusivity (including with respect to any product or service) in favor of another Person or containing any “most favored nation” provision or rights of first refusal;
(x)Contract (A) relating to any royalty arrangements (involving consideration in excess of $25,000 per annum) or the assignment, indemnification or other agreement with respect to any Intellectual Property, including the licensing of Intellectual Property by the Company or any Company Subsidiary to a third party or by a third party to the Company or any Company Subsidiary, or (B) affecting the Company’s or any Company Subsidiary’s ability to use or disclose any material Intellectual Property, in each case, other than (1) licenses for commercially available, off the shelf software used by the Company or any Company Subsidiary or (2) agreements entered into by the Company or any Company Subsidiary with customers in the ordinary course of business, the form of such agreement(s) has been provided to the Purchaser;
(xi)Contract (other than purchase orders and the related terms and conditions) with any customer generating revenue of $350,000 or more per annum;
(xii)Contract (other than purchase orders and the related terms and conditions) with any supplier requiring annual expenditures of $100,000 or more;

(xiii)Contract with any strategic partner or collaborator which is material to the business of the Company as presently conducted or any joint venture, profit-sharing or partnership Contract;
(xiv)Contract with a Governmental Body;
(xv)Contract relating to the acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business or any assets of the Company or any Company Subsidiary for consideration, individually or in the aggregate, in excess of $100,000 entered into during the past three (3) years, or which the Company or any Company Subsidiary has a continuing obligation under, or the future acquisition or disposition (whether by merger, sale of stock, sale of assets or otherwise) of any Person or material line of business or any assets of the Company or any Company Subsidiary for consideration, individually or in the aggregate, in excess of $100,000;
Notwithstanding the foregoing, no contract described in clauses (i) - (xv) above will be required to be listed on the Contracts Schedule if such contract will: (A) expire or be terminated, with the Purchaser’s written consent, in accordance with its terms at or prior to the Closing; or (B) be terminated and fully discharged at or prior to the Closing in connection with the consummation of the transactions contemplated by this Agreement.
(xvi)Contract with sales brokers and sales representatives;
(xvii)Contract involving any settlement or resolution of any actual or threatened legal action; and
(xviii)Contract not required to be listed elsewhere in this Section 4.09(a) involving or reasonably expected to involve payments by or to the Company in excess of $250,000 per annum, that may not be terminated by the Company upon less than thirty (30) days prior notice or the termination of which would reasonably be expected to constitute a Material Adverse Change; and
(b)    Each of the Contracts listed on the Contracts Schedule is in full force and effect, and is the legal, valid and binding obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, the other party or parties thereto. Neither the Company nor any Company Subsidiary (as applicable), and, to the Company’s Knowledge, the other party or parties thereto, is in material default under any Contract listed on the Contracts Schedule. To the Company’s Knowledge, no event has occurred that with the lapse of time or the giving of notice or both would constitute a material breach or default on the part of the Company, or any Company Subsidiary or the other party or parties thereto under any Contract listed on the Contracts Schedule. To the Company’s Knowledge: (i) no party to any Contract listed on the Contracts Schedule has exercised any early termination rights with respect thereto; and (ii) no party has given written notice of any material dispute with respect to any Contract listed on the Contracts Schedule.
4.10    Intellectual Property.
(a)    All registered trademarks and applications to register trademarks, Internet domain name registrations, patents and patent applications and copyrights registered after December 31, 1978, in each case, owned by or licensed to and material to the conduct of the business currently conducted by the Company or any Company Subsidiary are set forth on the Intellectual Property Schedule (collectively, the “Company Intellectual Property”). Except as set forth on the Intellectual Property Schedule: (a) the Company and each Company Subsidiary solely owns all of the Company Intellectual Property indicated as being owned by such entity, free and clear of all Liens (other than Permitted Liens); (b) neither the Company nor any Company Subsidiary has received any written claims within the past forty-eight (48) months alleging that the Company or any Company Subsidiary has infringed or misappropriated the

Intellectual Property of any other Person; (c) to the Company’s Knowledge, neither the Company nor any Company Subsidiary, including through the use of the Information Systems, is currently infringing or misappropriating the Intellectual Property of any other Person nor, to the Company’s Knowledge, has any such infringement or misappropriation occurred during the past four (4) years; (d) to the Company’s Knowledge, there is no infringement, misappropriation or such other conflict by any other Person of the Company Intellectual Property, and (e) all registration and renewal fees for domain names within the Company Intellectual Property that the Company believes are material to its on-going business and all filing, registration and maintenance fees of any kind for trademarks within the Company Intellectual Property that are due as of the date hereof and for a period of ninety (90) days thereafter have been paid in full.
(b)    The Company and the Company Subsidiaries own, lease or validly license all software, hardware, computer and telecommunications equipment and other information technology and related services (collectively, “Information Systems”) that are used in, and necessary for, the operation of the business as currently conducted by the Company or any Company Subsidiary, as applicable. None of the Information Systems of the Company or a Company Subsidiary constitutes, contains, or is dependent upon any Public Software, and, except as set forth on the Software Schedule; and (ii) no software contained in the Information Systems has ever been delivered or distributed in any form (object code, executable code or source code form) to any Person, including delivery via electronic transmission, by physical delivery on tangible media (either as stand-alone software or as a part of any other software), loan, delivery or transmission as part of the transfer of hardware or components, or any other form of delivery or distribution, temporary or permanent. In the last twenty-four (24) months, there have been no material failures, breakdowns, breaches, outages or unavailability of such Information Systems. Immediately prior to Closing, the Information Systems will be in the possession, custody or control of the Company or a Company Subsidiary (or the Company and the Company Subsidiaries will have the legal right and ability to use pursuant to a Contract), along with all tools, documentation, and other materials as existing immediately prior to the Closing and necessary in the ordinary course of business for their operation and maintenance. The Surviving Corporation will have the legal right and ability to continue using the Information Systems following the Closing Date to the same extent as the Company and the Company Subsidiaries used such Information Systems prior to the Closing Date.
4.11    Litigation. Except as set forth on the Litigation Schedule, there are no actions, suits or proceedings pending or, to the Company’s Knowledge, threatened against or involving the Company or any Company Subsidiary or any of their respective properties or assets, at law or in equity, or before or by any Governmental Body. Except as set forth on the Litigation Schedule, neither the Company nor any Company Subsidiary is subject to any outstanding judgment, order or decree of any Governmental Body.
4.12    Governmental Consents. Except as set forth on the Authorization Schedule, no permit, waiver, consent, approval or authorization of, or filing with or notice to, any Governmental Body is required in connection with any of the execution, delivery or performance of this Agreement or the other Company Documents by the Company and the Company Subsidiaries (as applicable) or the consummation by the Company and the Company Subsidiaries of any other transaction contemplated hereby or thereby, except for: (a) the Required Governmental Consents; and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.
4.13    Employee Benefit Plans.
(a)    Except as listed on Section 4.13(a)(i)-(iv) of the Employee Benefits Schedule, and other than any governmental plan as defined in Section 3(32) of ERISA, the Company does not sponsor, maintain or contribute to: (i) any nonqualified deferred compensation plans maintained in the United States (the “U.S. Nonqualified Plans”); (ii) any qualified “defined contribution plans” (as such term is defined under Section 3(34) of ERISA) maintained for employees in the United States; (iii) any qualified “defined benefit plans” (as such term is defined under Section 3(35) of ERISA) maintained for employees in the United States (the plans set forth in the foregoing clauses (ii) and (iii) are collectively referred to herein as the “U.S. Pension Plans”); or (iv) any “welfare plans” (as such term is defined under Section 3(1) of ERISA) maintained for employees in the United States (the “U.S. Welfare Plans”) or (v) stock purchase, stock option or similar plan. The U.S. Nonqualified Plans, the U.S. Pension Plans and the U.S. Welfare Plans are collectively referred to herein as the “U.S. Plans.” Section 4.13(a)(v) of the Employee Benefits Schedule lists each employee benefit program, plan, policy, or Contract (other than statutory or Tax-based programs) maintained in a jurisdiction outside the United States and which is maintained or contributed to by any Company Subsidiary for the benefit of current or former consultants, directors or employees of a Company Subsidiary (collectively, “Non-U.S. Plans”).
(b)    The Company has made available to the Purchaser with respect to each U.S. Plan and Non-U.S. Plan: (i) a written summary of all material plan terms; and (ii) for U.S. Plans, the most recent summary plan description and for Non-U.S. Plans, any summaries of such plans’ terms and conditions provided to Company Employees.
(c)    Each U.S. Pension Plan which is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS. To the Company’s Knowledge, nothing has occurred that would reasonably be expected to cause the loss of such qualification.
(d)    With respect to the U.S. Plans and Non-U.S. Plans: (i) all material contributions required to have been made by the Company or any Company Subsidiary prior to the Closing have been made; (ii) complies with all applicable Laws, including without limitation, ERISA and the Code and similar foreign Laws, and there has been no notice issued by any Governmental Body questioning or challenging such compliance; and (iii) there is no material litigation, actions, suits or claims pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits. With respect to the U.S. Plans: (A) to the Company’s Knowledge, there have been no “prohibited transactions” (as that term is defined in Section 406 of ERISA or Section 4975 of the Code) and no fiduciary breach (as determined under ERISA); and (B) the Plans comply in form and in operation, in all material respects, with the applicable requirements of the Code and ERISA.
(e)    Except for one another, the Company and the Company Subsidiaries do not have any ERISA Affiliates. None of the U.S. Plans are and neither the Company nor any of the Company Affiliates has, at any time during the last six (6) years, sponsored, contributed to or been obligated to contribute to: (i) a “defined benefit plan” as defined in ERISA Section 3(35); (ii) a pension plan subject to the funding standards of ERISA Section 302 or Code Section 412; (iii) a “multiemployer plan” as such term is defined in ERISA Section 3(37) or Code Section 414(f); (iv) a “multiple employer plan” within the meaning of ERISA Section 201(a) or Code Section 413(a); or (v) a multiple employer welfare arrangement within the meaning of ERISA Section 3(40).
(f)    None of the U.S. Welfare Plans obligates the Company or any Company Subsidiary to provide a current or former employee (or any dependent thereof) any life insurance or medical or health benefits after his or her termination of employment with the Company or any Company Subsidiary, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law.
(g)    Except as set forth in the Employees Schedule, neither the execution and delivery of this Agreement or any other Company Document nor the approval or consummation of the transactions contemplated herein or therein will (either alone or in conjunction with any other event) (i) result in any payment becoming due to any Company Employee or other Person providing services to the Company or a Company Subsidiary or (ii) result in any compensation payable to any Company Employee or other

Person providing services to the Company or a Company Subsidiary in connection with the transactions contemplated herein being nondeductible to the Company under Code Section 280G or subject to the excise tax imposed by Code Section 4999. Neither the Company nor any Company Subsidiary has any obligation to any Company Employee or other Person to provide any indemnification, “gross up” or similar in the event any excise tax is imposed on such Person under Code Sections 409A or 4999 or similar state Laws.
(h)    Each U.S. Non-Qualified Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been documented and operated in compliance in all material respects with Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations).
4.14    Insurance. The Insurance Schedule sets forth each insurance policy maintained by the Company and the Company Subsidiaries on their properties, assets, products, business or personnel (the “Insurance Policies”). Neither the Company nor any Company Subsidiary is in default with respect to any provision contained in any Insurance Policy or has failed to give any notice or present any material claim under any Insurance Policy in due and timely fashion. All Insurance Policies are in full force and effect.
4.15    Environmental Matters. Except as set forth on the Environmental Matters Schedule:
(a)    The Company and the Company Subsidiaries are in material compliance with all Environmental Laws applicable to its operations at and occupancy of the real property listed on the Leased Real Property Schedule.
(b)    Neither the Company nor any Company Subsidiary has during the past four (4) years received written notice from any Governmental Body regarding any actual or alleged violation of or liability or investigatory, corrective or remedial obligation under Environmental Laws applicable to its operations, the real property listed on the Leased Real Property Schedule or any real property formerly owned or operated by the Company or any Company Subsidiary or predecessor.
(c)    Neither the Company nor any Company Subsidiary is subject to any outstanding order, judgment, directive, claim or complaint, asserting a remedial obligation or Liability under Environmental Laws with respect to the operations conducted by the Company or any Company Subsidiary or conditions at any of the real property listed on the Leased Real Property Schedule or the real property formerly owned or operated by the Company or any Company Subsidiary or predecessor.
(d)    Neither the Company nor any Company Subsidiary has disposed of or released any Hazardous Substance at any real property listed on the Leased Real Property Schedule or real property formerly owned or operated by the Company or any Company Subsidiary or predecessor.
(e)    None of the following exists at any real property listed on the Leased Real Property Schedule: (i) underground or aboveground storage tanks; (ii) landfills, dumps or other disposal facilities; (iii) vehicle maintenance or washing facilities; or (iv) Hazardous Substances other than of the types and in the quantities necessary and ordinarily used in the business of the Company as currently conducted and allowed under Environmental Laws.
(f)    The Company and the Company Subsidiaries have made available to the Purchaser true and complete copies of all Environmental Documents.
4.16    Affiliated Transactions. To the Company’s Knowledge, no officer, director, manager or Affiliate of the Company or any Company Subsidiary (other than the Company or any Company Subsidiary) is a party to any agreement, Contract, commitment or transaction with the Company or any Company Subsidiary or has any interest in any material property used by the Company or any Company Subsidiary, except for: (a) the agreements set forth on the Change of Control Agreement Annex or on the

Affiliated Transactions Schedule; (b) employment relationships or the provision of compensation and benefits to employees; and (c) powers of attorney and similar grants of authority made, in each case, in the ordinary course of business.
4.17    Brokerage. Except for certain fees and expenses payable to Jefferies LLC, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company.
4.18    Permits; Compliance with Laws.
(a)    The Company and each of Company Subsidiary is qualified to do business and is in good standing (or its equivalent) in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify, except where the failure to be so qualified or be in good standing would not reasonably be expected to constitute, individually or in the aggregate, a Material Adverse Change (each jurisdiction where the Company and Company Subsidiaries are qualified and in good standing are set forth on the Permits Schedule). Each of the Company and the Company Subsidiaries holds, and is in compliance with, in all material respects, with respect to all material Permits, including, but not limited to those issued by the U.S. Food and Drug Administration and the Nuclear Regulatory Commission, which are required for the operation of the business of the Company and the Company Subsidiaries as presently conducted (all of which are set forth on the Permits Schedule). There are no proceedings pending or, to the Company’s Knowledge, threatened, relating to the suspension, revocation or modification of any material Permit which is required for the operation of the business of the Company and the Company Subsidiaries as presently conducted (other than, for the avoidance of doubt, any audit or similar requests in the ordinary course of business which do not threaten any suspension, revocation or modification of any material Permit).
(b)    Except as set forth on the Compliance with Laws Schedule: (i) the Company and the Company Subsidiaries are, and for the previous four (4) years have been, in compliance, in all material respects, with all Laws applicable to their respective businesses, operations and assets, including applicable privacy and data security Laws; (ii) neither the Company nor any Company Subsidiary has, during the past four (4) years, received any written notice of any action or proceeding against it that alleged any material failure to comply with any applicable Law, including applicable privacy and data security Laws; (iii) neither the Company nor any Company Subsidiary has received any Form 483 from the U.S. Food and Drug Administration or any other notice of a deficiency or violation from any Governmental Body; and (iv) neither the Company nor any Company Subsidiary has initiated or been otherwise subject to a recall.
(c)    None of the Company, the Company Subsidiaries, any director, officer, employee or agent of the Company or the Company Subsidiaries or any other Person associated with or acting for or on behalf of the Company or the Company Subsidiaries has, directly or indirectly, made any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person, private or public, regardless of form, whether in money, property or services, (i) to obtain favorable treatment for the Company or the Company Subsidiaries, and to the Company’s Knowledge, any Affiliate of the Company or any Company Subsidiary, in securing business, (ii) to pay for favorable treatment for business secured for the Company or the Company Subsidiaries and to the Company’s Knowledge, any Affiliate of the Company or any Company Subsidiary, (iii) to obtain special concessions, or for special concessions already obtained, for or in respect of the Company, or the Company Subsidiaries and to the Company’s Knowledge, any Affiliate of the Company or any Company Subsidiary or (iv) otherwise for the benefit of the Company or the Company Subsidiaries and to the Company’s Knowledge, any Affiliate of the Company or any Company Subsidiary, in violation of any Law. Neither the Company nor the Company Subsidiaries nor any current director, officer, agent or employee acting in such capacity on behalf of the Company or the Company Subsidiaries, has accepted or received any unlawful contribution, payment, gift, kickback, expenditure or other item of value.
4.19    Employees.
(a)    The Employees Schedule lists all current Company Employees as of the date hereof and each such Company Employee’s (i) rate of pay or annual compensation (including actual or potential bonus payments and the terms of any commission payments or programs), (ii) title(s), (iii) date of hire or engagement, (iv) annual vacation, sick and other paid time off allowance, (v) amount of accrued vacation, sick and other paid time off and the economic value thereof, and (vi) terms of severance benefits, if any. The Employee Schedule also identifies each Company Employee who is not fully available to perform his or her duties as a result of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service.
(b)    The Company is not and, as of the Closing Date, will not be delinquent in payments to any Company Employee for any wages, salaries, commissions, bonuses, benefits or other compensation for any services performed by them to date or through the Closing Date or any amounts required to be paid to any Company Employee for any post-employment or post-engagement obligations of any type and is not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.
(c)    Since the date of the Latest Balance Sheet, neither the Company nor any Company Subsidiary has implemented any “plant closing” or “mass layoff” as defined by WARN that was not in compliance with WARN.
(d)    The Company is in compliance in all material respects with all Laws relating to employment, denial of employment or employment opportunity, termination of employment, pay equity and occupational health and safety, including, without limitation, Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1866, 1871, and 1991, the Age Discrimination in Employment Act, the Americans With Disabilities Act of 1993, the Family and Medical Leave Act, the Equal Pay Act, Occupational Safety and Health Act, all as amended, and any other Law (including local or state Law) relating to any condition of employment or employment discrimination. There are no claims, actions or charges by or before any Governmental Body or court brought by or on behalf of any Company Employee, former Company Employee or any other Person who is or was providing services to the Company or a Company Subsidiary pending, or to the Company’s Knowledge, threatened, against the Company, a Company Subsidiary or any employee or director of the Company or a Company Subsidiary.
(e)    Neither the Company nor any Company Subsidiary is party to or bound by any collective bargaining agreement. To the Company’s Knowledge, there are and within the past three (3) years have been no union organizing activities involving employees of the Company or any Company Subsidiary, and there are no pending or, to the Company’s Knowledge, overtly threatened strikes, work stoppages, walkouts, lockouts, or similar material labor disputes and no such disputes have occurred within the past three (3) years. There is no unfair labor practice charge or any other action, complaint, suit, arbitration, inquiry, proceeding or investigation pending before the National Labor Relations Board or any other Governmental Body having jurisdiction over labor or collective employee rights or, to the Company’s Knowledge, threatened.
(f)    The Company and the Company Subsidiaries have correctly classified: (i) each person providing services to the Company or any Company Subsidiary as an employee or as an independent contractor in accordance with all applicable Laws; and (ii) each Company Employee as exempt from or non-exempt from the coverage Fair Labor Standards Act and all similar state and local Laws.
(g)    The Company and each Company Subsidiary has complied with all Department of Homeland Security, Department of Labor and State Department regulations governing the employment of foreign national workers. The Company and each Company Subsidiary has complied with all Laws related to H-1B workers, including the payment of wages and the maintenance of public access files related to the filing of all ETA-9035 Labor Condition Applications. The Company and each Company Subsidiary has complied with required I-9 laws and regulations at the time it hired all current and former Company Employees and has not knowingly hired or continued to employ unauthorized workers. Neither the Company nor any Company Subsidiary has used the services of any Person through a staffing agency, Contract or subcontract knowing that the person was an unauthorized worker.
4.20    Significant Customers. The Customer Schedule lists the names and addresses of the twenty (20) largest customers (by revenue) of the Company, on a consolidated basis, for the twelve (12) month period ended December 31, 2014 and for the six (6) month period ended on June 30, 2015 and the amount of revenue generated from each such customer during such periods. Except as set forth in the Customer Schedule, neither the Company nor any Company Subsidiary has received any written notice indicating that any such customer has ceased or will cease to use the products, equipment, goods or services of the Company or the Company Subsidiaries or has or will substantially reduce the use of such products, equipment, goods or services and to the Company’s Knowledge, neither the Company nor any Company Subsidiary has received any threat from any such customer to do any of the foregoing.
4.21    Significant Suppliers. The Supplier Schedule lists the names and addresses of the ten (10) largest suppliers of raw materials, supplies, merchandise and other goods for the Company, on a consolidated basis, for the twelve (12) month period ended December 31, 2014 and for the six (6) month period ended on June 30, 2015 and the amount for which each such supplier invoiced the Company and the Company Subsidiaries during such periods. Neither the Company nor and Company Subsidiary has received any written notice indicating that any such supplier will not sell raw materials, supplies, merchandise and other goods to the Company or the Company Subsidiaries on terms and conditions substantially similar to those imposed on current sales to the Company and the Company Subsidiaries, subject to general and customary price increases and to the Company’s Knowledge, neither the Company nor any Company Subsidiary has received any threat from any such supplier to do any of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
AND MERGER SUB
The Purchaser and the Merger Sub represent and warrant to the Stockholders, the Company and the Representative that:
5.01    Organization and Corporate Power. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with the requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed or delivered by the Purchaser in connection with the transactions contemplated by this Agreement (the “Purchaser Documents”) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with the requisite corporate power and authority to enter into this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed or delivered by the Merger Sub in connection with the transactions contemplated by this Agreement (the “Merger Sub Documents”) and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Merger Sub is a wholly owned direct Subsidiary of the Purchaser and has paid all franchise Taxes due and payable by it.

5.02    Authorization. The execution, delivery and performance of this Agreement and each of the Purchaser Documents or the Merger Sub Documents (as applicable) by the Purchaser and the Merger Sub and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by all requisite corporate action, and no other corporate proceedings on their part are necessary to authorize the execution, delivery or performance of this Agreement and each of the Purchaser Documents or the Merger Sub Documents (as applicable). This Agreement has been, and each of the Purchaser Documents or the Merger Sub Documents (as applicable) will be at or prior to the Closing, duly and validly executed and delivered by the Purchaser and the Merger Sub (as applicable), and assuming that each of this Agreement, the Purchaser Documents and the Merger Sub Documents is a valid and binding obligation of the other parties hereto and thereto, this Agreement constitutes, and each of the Purchaser Documents or the Merger Sub Documents (as applicable) when so executed and delivered will constitute, a legal, valid and binding obligation of the Purchaser and the Merger Sub, enforceable against the Purchaser and the Merger Sub in accordance with its respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (regardless of whether enforcement is sought in a proceeding in law or equity).
5.03    No Violation. Except for the requirements relating to the Required Governmental Consents and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, neither the Purchaser nor the Merger Sub is subject to or obligated under its certificate or articles of incorporation or its bylaws (or equivalent governing documents), any applicable Law, or rule or regulation of any Governmental Body, or any material agreement or instrument, or any license, franchise or permit, or subject to any order, writ, injunction or decree, which would be breached or violated in any material respect by the Purchaser’s or the Merger Sub’s execution, delivery or performance of this Agreement and the Purchaser Documents or the Merger Documents (as applicable).
5.04    Governmental Bodies; Consents. Except for the requirements relating to the Required Governmental Consents and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, neither the Purchaser nor the Merger Sub is required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby prior to the Closing. Except for the requirements relating to the Required Governmental Consents and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no consent, approval or authorization of any Governmental Body or any other party or Person (other than the board of directors of the Purchaser and the board of directors and shareholders of Merger Sub) is required to be obtained by the Purchaser or the Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.
5.05    Litigation. There are no actions, suits or proceedings pending or, to the Purchaser’s Knowledge, threatened in writing against or affecting the Purchaser or the Merger Sub at law or in equity, or before or by any Governmental Body, which would adversely affect the Purchaser’s or the Merger Sub’s performance under this Agreement or their ability to consummate the transactions contemplated hereby.
5.06    Brokerage. Except for certain fees and expenses payable to Evercore Group, LLC, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Purchaser or the Merger Sub.
5.07    Investment Representation. The Purchaser is acquiring the Company Stock for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.

5.08    No Financing Condition. The Purchaser’s and the Merger Sub’s obligations hereunder are not subject to any conditions regarding the Purchaser’s or the Merger Sub’s ability to obtain financing for the completion of the transactions contemplated by this Agreement, the Purchaser Documents or the Merger Sub Documents. The Purchaser and the Merger Sub have, or have available, liquid funds in an amount sufficient to complete the transactions contemplated by this Agreement (including the payment in full of the Merger Consideration), the Purchaser Documents and the Merger Sub Documents.
5.09    Access and Investigation. Each of the Purchaser, the Merger Sub and their respective representatives: (a) have had access to and the opportunity to review all of the documents in the “Project Colt” data room maintained by Intralinks on behalf of the Company, but for purposes of this Section 5.09 only to the extent such documents were posted in such data room on or prior to the date of this Agreement; and (b) has been afforded access to the books and records, facilities and officers, directors, employees and other representatives of the Company and its Subsidiaries for purposes of conducting a due diligence investigation with respect thereto. The Purchaser and the Merger Sub have each conducted to its satisfaction an independent investigation and verification of the financial condition, results of operations, assets, Liabilities, properties and projected operations of the Company, each of its Subsidiaries and any of their respective joint ventures and businesses, and, in making its determination to proceed with the transactions contemplated by this Agreement, the Purchaser, the Merger Sub and each of their respective Non-Recourse Parties have relied solely on the results of such independent investigation and verification and on the representations and warranties of the Company expressly and specifically set forth in this Agreement and the other Company Documents (together with any representations and warranties expressly and specifically made by the Stockholders and the Optionholders in their respective Letters of Transmittal, Joinder and Support Agreement and Option Cancellation Agreement), as qualified by the Disclosure Schedules.
ARTICLE VI
COVENANTS OF THE COMPANY
6.01    Conduct of the Business.
(a)    From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company will (i) use commercially reasonable efforts to: (A) conduct its and the Company Subsidiaries’ business in the ordinary course of business consistent with past practice, except as expressly contemplated by this Agreement or as set forth on the Covenants Exceptions Annex; and (B) preserve intact its and the Company Subsidiaries’ businesses and assets in good repair and condition, keep available the services of the present officers of the Company and the Company Subsidiaries, and preserve the present relationships of the Company’s and the Company Subsidiaries’ respective material suppliers, customers, licensees, and other Persons with which either has business relations; and (ii) timely prepare and file, or cause to be prepared and filed, all Tax Returns of the Company and the Company Subsidiaries required to be filed (taking into account any extensions) on or prior to the Closing Date in a manner consistent with prior practice and applicable Law.
(b)    From the date hereof until the Effective Time or the earlier termination of this Agreement, except as otherwise contemplated by this Agreement, as set forth on the Covenants Exceptions Annex or as consented to in writing by the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Company will, and will cause each of the Company Subsidiaries to:
(i)    not split, combine, reclassify or amend the terms of, the capital stock or other equity or ownership interests, as applicable, of the Company or any Company Subsidiary;
(ii)    not issue or sell, or agree to issue or sell, any shares of capital stock or other equity or ownership interests, as applicable, of the Company or any Company Subsidiary, or issue or sell, or agree to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or Contract with respect to the issuance or sale of, any capital stock or other equity or ownership interests, as applicable, other than the following issuances and sales which are expressly permitted: (A) issued pursuant to the terms of any securities or option Contract outstanding as of the date hereof (including the exercise of any stock options or warrants); and (B) issued as paid-in-kind dividends on the Preferred Stock;
(iii)    not redeem, purchase or otherwise acquire any outstanding shares of capital stock or other equity or ownership interests, as applicable, of the Company or any Company Subsidiary except pursuant to any agreement in effect prior to the date hereof or declare or pay any non cash dividend or make any other non cash distribution to any Person other than the Company or one or more Company Subsidiary on or prior to the Closing Date;
(iv)    not: (A) grant to any officer, director, employee or consultant of the Company or any Company Subsidiary any increase in wages or bonus, severance, profit sharing, retirement or other compensation or benefits except (x) for annual and other regularly scheduled pay increases and bonuses or in connection with a promotion and/or change in title or duties, in each case in the ordinary course of business consistent with past practice or (y) as may be required by applicable Law or the terms of any Plan, policy or Contract in effect on the date hereof or (B) modify or establish any Plan (or any arrangement that would constitute a Plan, if adopted), except to the extent required by Law;
(v)    not (A) sell, lease, transfer or otherwise dispose of, any property or assets of the Company or any Company Subsidiary, for a purchase price in the case of all such dispositions shall not exceed an aggregate of $500,000, except for the sale, lease, transfer or disposition of inventory and other items of tangible personal property in the ordinary course of business, or (B) adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization;
(vi)    (A) except for amendments in the ordinary course of business and amendments that are not adverse to the Company or any Company Subsidiary, not amend, in any material respect, or waive any material rights under, or terminate (except for a termination resulting from the expiration of a Contract in accordance with its terms) any Contract listed on the Contracts Schedule or (B) not enter into a Contract which, had it been entered into prior to the date hereof, would have been listed on the Contracts Schedule, except a Contract entered into in the ordinary course of business on terms and conditions consistent with past practice with respect to liability and risk allocation (including with respect to indemnification);
(vii)    not acquire any business or Person, by merger or consolidation, purchase of assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;
(viii)    except in accordance with the capital budget of the Company (which shall have been previously made available by the Company to the Purchaser), not commit or authorize any commitment to make any capital expenditures in excess of $250,000, individually or in the aggregate;
(ix)    not make any material change in any accounting policies or procedures, other than changes required as a result of changes in GAAP or applicable Law;
(x)    not make any loans, advances or capital contributions to, or investments in, any other Person other than (A) loans, advances or capital contributions by the Company or any Company Subsidiary: (1) to any Company Subsidiary; or (2) to any employee in connection with travel, entertainment and related business expenses or other customary out of pocket expenses in the ordinary course of business consistent with past practice; or (B) advances by the Company or any Company Subsidiary in the ordinary course of business to any material customer, distributor, licensor, supplier or other Person with which the Company or any Company Subsidiary has significant business relations;
(xi)    not: (A) make or change any material Tax election; (B) change any annual Tax accounting period; (C) adopt or change any material method of Tax accounting; (D) file any amended Income Tax Return; (E) enter into any “closing agreement” with any taxing authority; (F) settle any claim or assessment in respect of a material amount of Tax; or (G) consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;
(xii)    hire or terminate any employees or consultants having an annual salary or compensation in excess of $100,000, other than in the ordinary course of business consistent;
(xiii)    not cancel or forgive any Indebtedness owed by a third Person to or claims held against a third Person by the Company or any of the Company Subsidiaries;
(xiv)    not permit any assets material to the operation of the business of the Company and the Company Subsidiaries (taken as a whole) to become subject to a Lien (other than a Permitted Lien or any Lien that will be terminated and released at Closing);
(xv)    not settle, agree to settle, waive, or compromise any claim, action, suit or proceeding other than those requiring solely the payment of monetary damages which are timely paid;
(xvi)    not form any new Company Subsidiary; and
(xvii)    not authorize, or commit or agree to take any action described in this Section 6.01(b).
Notwithstanding the foregoing, nothing contained in this Agreement will give the Purchaser or the Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over Company’s and the Company Subsidiaries’ operations and will be permitted to pay down existing Indebtedness.
6.02    Access to Books and Records. From the date hereof until the Effective Time or the earlier termination of this Agreement, the Company, consistent with applicable Law, will provide the Purchaser and its authorized representatives with reasonable access (including the ability to make copies and abstracts thereof) at all reasonable times and upon reasonable advance notice to the offices, properties, books, records, Contracts, financial and operating data and other information and documents of the Company and the Company Subsidiaries in order for the Purchaser to have the opportunity to make such investigation as it will reasonably desire to make of the business, properties, personnel and affairs of the Company and the Company Subsidiaries; provided, that such access does not unreasonably interfere with the normal operations of the Company or any Company Subsidiary; provided, further, that all requests for access will be submitted or directed exclusively to Jeffries LLC (as representative for the Company) or such other person(s) as Jeffries LLC (as representative for the Company) may designate from time to time; and provided, further, that such access will not extend to any sampling or analysis of soil, groundwater, building materials, indoor air, or other environmental media of the sort generally referred to as a “Phase II” environmental investigation, except as authorized by the prior written consent of the Company pursuant to Section 12.02. Neither the Company nor any of the Stockholders nor the Representative make any representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 6.02, and neither the Purchaser nor the Merger Sub may rely on the accuracy of any such information, in each case other than the representations and warranties of the Company expressly and specifically set forth in Article IV, as qualified by the Disclosure Schedules. The information provided pursuant to this Section 6.02 will be used solely for the purpose of effecting the transactions contemplated hereby and the operations of the Surviving Corporation following the Closing, and will be governed by all the terms and conditions of the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 6.02 shall require the Company or the Company Subsidiary to provide any such access or furnish any such information that in its reasonable judgment would (a) violate any Law, (b) compromise or constitute a waiver of any attorney-client or other privilege of the Company or the Company Subsidiary or (c) violate any covenant, agreement or obligation of the Company or any Company Subsidiary under a contract entered into prior to the date of this Agreement; provided, however, that if the Company or the Company Subsidiary is so restricted, they shall promptly notify Purchaser that information or records are being withheld and provide Purchaser with as much information as reasonably possible with respect to such information or records.
6.03    Stockholders’ Approval. No later than 11:59 p.m. Eastern Time on the first (1st) Business Day following the execution and delivery of this Agreement by all of the parties hereto, the Company shall deliver to Purchaser evidence of the executed Written Consent. To the extent not delivered prior to the Effective Time, the Surviving Corporation and the Purchaser shall (or shall cause the Paying Agent to) prepare and deliver to each Stockholder: (i) a Letter of Transmittal, (ii) instructions for use in effecting the surrender of each certificate representing the Company Stock held by such Stockholder in exchange for that portion of the Merger Consideration to which such Stockholder is entitled, and (iii) written notice informing such Stockholder of (A) the approval of this Agreement, the other Related Agreements and the transactions contemplated herein and therein by the Board of Directors of the Company, and (B) the receipt of the Written Consent.
6.04    No Solicitation of Other Proposals. From the date hereof until the Closing or the earlier termination of this Agreement pursuant to Article VIII hereof, the Company and the Company Subsidiaries shall not, and shall cause their respective representatives not to, directly or indirectly: (a) solicit, facilitate, knowingly encourage, initiate or entertain any inquiries or communications or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, (b) participate or engage in any discussions or negotiations with, or provide any information to or take any other action with the intent to facilitate the efforts of, any Person concerning any possible Acquisition Proposal, or (c) approve or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. For purposes of this Agreement, the term “Acquisition Proposal” shall mean any inquiry, proposal or offer from any Person (other than Purchaser and its Affiliates and representatives) relating to the acquisition, merger, recapitalization or share exchange of the Company or any of the Company Subsidiaries, or any acquisition or license of any material portion of the Company or any of the Company Subsidiaries, or any purchase of any equity securities or interests (or instruments convertible into equity securities or interests) of the Company or any of the Company Subsidiaries. The Company will promptly, but not later than twenty four (24) hours following the occurrence of the relevant event, notify the Purchaser orally and in writing if any inquiries, proposals, or requests for information concerning an Acquisition Proposal are received by the Company, any of the Company Subsidiaries, any Stockholder or Optionholder or any of their Affiliates or their respective representatives. The written notice shall include the identity of the Person making such inquiry, proposal, or request and the terms and conditions thereof as well as a copy of such inquiry proposal or request.
6.05    Joinder and Support Agreements/Option Cancellation Agreements. The Company shall use commercially reasonable efforts to have each Stockholder execute a Joinder and Support Agreement and to have each Optionholder execute an Option Cancellation Agreement prior to the Closing, and shall provide copies of executed Joinder and Support Agreements and Option Cancellation Agreements received by the Company prior to the Closing to the Purchaser promptly upon receipt.

ARTICLE VII
COVENANTS OF THE PURCHASER
7.01    Access to Books and Records. From and after the Closing, the Purchaser will, and will cause the Surviving Corporation and its Subsidiaries to, provide the Representative and its agents (at its own expense) with reasonable access (for the purpose of examining and copying), during normal business hours, and upon reasonable advance notice to the authorized representatives, to the books and records of the Surviving Corporation and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees of each of the Purchaser, the Surviving Corporation, and each of their respective Affiliates for purposes of complying with any applicable tax, financial reporting or regulatory requirements or any other reasonable business purpose. Unless otherwise consented to in writing by the Representative, neither the Purchaser nor the Surviving Corporation will, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company for any period prior to the Closing Date without first offering to surrender to the Representative such books and records or any portion thereof which the Purchaser, the Surviving Corporation or any of their respective Subsidiaries may intend to destroy, alter or dispose of. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 7.01 shall require the Purchaser, the Surviving Corporation or any of their Subsidiaries to provide any such access or furnish any such information that in its reasonable judgment would (a) violate any Law, (b) compromise or constitute a waiver of any attorney-client or other privilege of the Purchaser, the Surviving Corporation or any of their Subsidiaries or (b) violate any covenant, agreement or obligation of the Surviving Corporation or any Company Subsidiary under a contract entered into prior to the date of this Agreement; provided, however, that if the Purchaser, the Surviving Corporation or any of their Subsidiaries are so restricted, they shall promptly notify the Representative that information or records are being withheld and provide the Representative with as much information as reasonably possible with respect to such information or records.
7.02    Director and Officer Liability and Indemnification.
(a)    Prior to or simultaneously with the Closing, the Purchaser will, or will cause the Surviving Corporation to, purchase an extended reporting period or tail endorsement to the Company’s and the Company Subsidiaries’ current directors’ and officers’ liability insurance program affording coverage to those individuals currently insured under the Company’s policy with a policy limit of at least $3,000,000 (the “D&O Tail Policy”). The D&O Tail Policy shall be issued on terms no less favorable (including with respect to scope) than the policy maintained by the Company or any Company Subsidiary providing such coverage immediately prior to the Closing for the benefit of such individuals, and shall provide coverage for an aggregate period of not less than six (6) years with respect to claims arising from acts, events or omissions that occurred at or prior to the time of Closing, including with respect to the transactions contemplated by this Agreement. If the aggregate cost for the D&O Tail Policy exceeds $51,000 (the “Premium Cap Amount”), then the coverage terms of the D&O Tail Policy will be adjusted to provide the maximum amount of coverage that the Purchaser is able to obtain based on the Premium Cap Amount, subject to the Company’s approval of such adjusted coverage terms.
(b)    The Purchaser shall, and shall cause the Surviving Corporation and the Company Subsidiaries to, honor and fulfill their obligations under any and all indemnification agreements between the Surviving Corporation or such Company Subsidiary and any of its current or former managers, directors and officers. For a period of six (6) years after the Closing, the Surviving Corporation and the Company Subsidiaries will not (and the Purchaser will not, and will not permit the Surviving Corporation or any Company Subsidiary to), amend, repeal or otherwise modify any provision in the Surviving Corporation’s or any Company Subsidiary’s certificate of incorporation, articles of incorporation, articles of organization, bylaws or operating agreement (or equivalent governing documents) relating to the exculpation or indemnification of any officers, directors or similar functionaries (unless to provide for greater exculpation or indemnification or unless required by Law), it being the intent of the parties hereto that the current and former officers, directors and similar functionaries of the Company and the Company Subsidiaries will continue to be entitled to such exculpation and indemnification (including with respect to advancement of expenses) to the full extent of the Law. The Purchaser agrees and acknowledges that this Section 7.02 will be binding on the Purchaser’s successors and assigns.
(c)    If the Surviving Corporation, the Company Subsidiaries or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions will be made so that the successors and assigns of the Surviving Corporation and the Company Subsidiaries will assume all of the obligations set forth in this Section 7.02.
(d)    Notwithstanding anything in this Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Closing Date) is made against any individual who was an officer, director or similar functionary of the Company or any Company Subsidiary at or prior to the Effective Time, on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of Section 7.02(b) will continue in effect until final disposition of such claim, action, suit, proceeding or investigation; provided, however, that the provisions of Section 7.02(b) will continue in effect only with respect to that particular claim, action, suit, proceeding or investigation which is made on or prior to the sixth (6th) anniversary of the Effective Time.
(e)    The obligations under this Section 7.02 will not be terminated or modified in such a manner as to affect adversely any indemnitee or exculpee to whom this Section 7.02 applies without the consent of such affected indemnitee or exculpee. The provisions of this Section 7.02 are intended for the benefit of, and will be enforceable by (as express third party beneficiaries), each current and former officer, director or similar functionary of the Company and the Company Subsidiaries and his or her heirs and representatives, successors and assigns and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract or otherwise.
7.03    Contact with Business Relations. The Purchaser is not authorized to and will not (and will not permit any of its employees, agents, representatives or Affiliates to) contact (directly or indirectly) any officer, director or employee (other than Michael Reffeitt, the CFO of the Company, or Gregory J. Swanberg, the CEO of the Company) or any agent, broker, partner, lender, lessor, vendor, customer, supplier, consultant or other business relation of the Company or any Company Subsidiary prior to the Closing without the prior written consent of one of the foregoing Company officers, which consent shall not be unreasonably withheld.
7.04    Continuing Confidentiality. The Purchaser will remain bound by that certain Confidentiality Agreement, dated as of August 14, 2015, with the Company (the “Confidentiality Agreement”) in accordance with its respective terms and it will be responsible for any breaches of the Confidentiality Agreement by any of the Purchaser’s representatives.
7.05    Payments to Stockholders, Optionholders and Other Individuals. As required in order to comply with applicable Tax withholding requirements and without limiting anything set forth in Article I, any payments required to be made hereunder (including distributions from the Purchase Price Adjustment Escrow Account, the CIC Escrow Account, or the Indemnification Escrow Account) to any Stockholder who is an employee or any Optionholder (including, for the avoidance of doubt, disbursements of Final Closing Transaction Expenses or any other portion of the Merger Consideration or the Change of Control Payment Amount), may be made through the payroll processing system of the Surviving Corporation or any of its Subsidiaries (or the Surviving Corporation’s payroll agent) on the next regularly scheduled payroll date after the scheduled date of receipt of such amounts. Upon payment of any such amounts to the Surviving Corporation or the Surviving Corporation’s payroll agent, as applicable, the Purchaser will be relieved of its obligation to pay such amounts to such applicable individual. To ensure compliance with Treasury Regulation 1.409A 3(i)(5)(iv), the Optionholders will not be entitled to receive any payment, and no payment will be made to the Optionholders, in connection with the transaction contemplated hereby later than the date which is five (5) years after the Closing Date (it being understood that the Stockholders may receive payments after the date which is five (5) years after the Closing Date, including, for the avoidance of doubt, amounts that, if paid prior to the date which is five (5) years after the Closing Date, would have been paid to the Optionholders).
ARTICLE VIII
TERMINATION
8.01    Termination. This Agreement may be terminated at any time prior to the Effective Time only as follows and in no other manner:
(a)    by mutual written consent of the Purchaser and the Company;
(b)    by the Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, upon the issuance by any Governmental Body of an order, decree or ruling or their taking of any other action restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or any other action shall have become final and non appealable;
(c)    by the Purchaser and the Merger Sub, on the one hand, or by the Company, on the other hand, if the Closing has not occurred on or before February 29, 2016 (the “Outside Date”); provided, that, notwithstanding the foregoing: (i) if all other conditions to Closing are satisfied other than those that are required to be satisfied on the Closing Date, either the Purchaser or the Company may postpone the Outside Date for up to two (2) additional 45 day periods if the Required Regulatory Approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Body, by giving written notice to the other party to such effect no later than 5:00 p.m. (Eastern time) on the date that is not less than five (5) Business Days prior to the original Outside Date (and a subsequent Outside Date, if applicable); and (ii) no termination may be made under this Section 8.01(c) if the failure to close is caused by the action or inaction of the terminating party;
(d)    by the Purchaser and the Merger Sub, upon a breach of any covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty contained in Article IV shall be or have become untrue, in either case, such that any of the condition set forth in Section 3.01(a), 3.01(b) or 3.01(c) would not be satisfied; provided, however, that the Company shall have, upon notice provided to the Purchaser, ten (10) Business Days to cure such breach if such breach is curable through the exercise of commercially reasonable efforts;
(e)    by the Company, upon a breach of any covenant or agreement on the part of the Purchaser or the Merger Sub set forth in this Agreement, or if any representation or warranty of the Purchaser or the Merger Sub will be or have become untrue, in either case, such that any of the condition set forth in Section 3.02(a) or 3.02(b) would not be satisfied; provided, however, that the Purchaser and the Merger Sub shall have, upon notice provided to the Company, ten (10) Business Days to cure such breach if such breach is curable through the exercise of commercially reasonable efforts ;
(f)    by the Purchaser and the Merger Sub, upon written notice to the Company, if since the date of this Agreement, the Company has experienced a Material Adverse Change; or
(g)    by the Purchaser and the Merger Sub, if the Company does not deliver to the Purchaser the Written Consent in accordance with Section 6.03.

8.02    Effect of Termination. If this Agreement is terminated pursuant to Section 8.01, this Agreement will become void and of no further force and effect (other than this Section 8.02, Section 12.01, Section 12.02, Section 12.13, Section 12.14, Section 12.17 and Article XIII which will survive the termination of this Agreement) without any Liability or obligation on the part of any party hereto:
(a)    other than liabilities and obligations under the Confidentiality Agreement; and
(b)    except that no such termination will relieve any party hereto of any liability for damages resulting from any material breach by such party of this Agreement (including, in the case of the Purchaser and Merger Sub, any failure to have sufficient immediately available funds for the consummation of the transaction contemplated hereby), except that if the non-terminating party proves by the preponderance of the evidence that its breach was not willful, intentional or resulting from gross negligence, it shall be relieved of any liability for damages hereunder.
ARTICLE IX
ADDITIONAL AGREEMENTS AND COVENANTS
9.01    Acknowledgment by the Purchaser.
(a)    Purchaser and Merger Sub each acknowledge and agree that:
(i)    the representations and warranties of the Company expressly and specifically set forth in Article IV (together with any representations and warranties expressly and specifically made by the Stockholders and Optionholders in their respective Letters of Transmittal and Option Cancellation Agreements), as qualified by the Disclosure Schedules: (A) constitute the sole and exclusive representations, warranties, and statements (including by omission) of any kind or nature, whether written or oral, expressed or implied, statutory or otherwise (including, for the avoidance of doubt, relating to quality, quantity, condition, merchantability, fitness for a particular purpose or conformity to samples) of any of the Company, the Stockholders, the Optionholders, the Representative or any of their respective Non-Recourse Parties as to any matter concerning the Company, any Company Subsidiary or any of their respective Subsidiaries or joint ventures or businesses or in connection with this Agreement or the transactions contemplated by this Agreement, or with respect to the accuracy or completeness of any information provided to (or otherwise acquired by) the Purchaser or the Merger Sub or any of their respective Non-Recourse Parties in connection with this Agreement or the transactions contemplated by this Agreement (including, for the avoidance of doubt, any statements, information, documents, projections, forecasts or other material made available to the Purchaser, the Merger Sub or any of their respective Non-Recourse Parties in certain “data rooms” or presentations including “management presentations”); and (B) supersede, replace and nullify in every respect the data and information set forth in any other Contract, instrument, document, material or statement, whether written or oral, made available to Purchaser, the Merger Sub or any of their respective Non-Recourse Parties;
(ii)    all other representations, warranties and statements of any kind or nature expressed or implied (including those relating to the Stockholders, the Optionholders, the future or historical financial condition, results of operations, prospects, assets or Liabilities of the Company and the Company Subsidiaries or the quality, quantity or condition of the assets of the Company or the Company Subsidiaries) are specifically disclaimed by the Company, the Stockholders, the Optionholders and the Representative; and
(iii)    no Seller Indemnified Party will have any Liability or obligation (including, for the avoidance of doubt, any indemnification obligation under Article X) to Purchaser, the Merger Sub or any other Purchaser Indemnified Party (and neither the Purchaser, the Merger Sub nor any other Purchaser Indemnified Party will be entitled to bring any claim against, or to otherwise seek recourse from, any Seller Indemnified Party) for any Loss or Liability suffered or incurred by Purchaser, Merger Sub or any other Purchaser Indemnified Party that arises from any breach of, or any misrepresentation with respect to, the representations and warranties described in clause (ii) above that have been so disclaimed by the Company, the Stockholders, the Optionholders and the Representative.
(b)    If the Change of Control Payment Amount exceeds the sum of: (i) the aggregate amount actually paid by the Purchaser (whether directly or out of the CIC Escrow Account), the Surviving Corporation or any of their Affiliates to members of management as change of control payments pursuant to the agreements set forth on the Change of Control Agreement Annex on or prior to the 12-month anniversary of the Closing Date; plus (ii) the aggregate amount of any such change of control payments that are not paid on or prior to the 12-month anniversary of the Closing Date but that accrue and become payable on or prior to such date (such excess, the “Excess Change of Control Amount”), then the Purchaser will (or will cause the Surviving Corporation to) deliver to the Paying Agent, for further distribution to the Stockholders and Optionholders, by wire transfer of immediately available funds to an account designated by the Paying Agent within 10 days after the 12-month anniversary of the Closing Date an amount equal to such Excess Change of Control Amount. To the extent the Purchaser, the Surviving Corporation or any of their Affiliates pays to members of management change of control payments pursuant to the agreements set forth on the Change of Control Agreement Annex on or prior to the 12-month anniversary of the Closing Date (which for purposes of this sentence shall include the aggregate amount of any such change of control payments that are not paid on or prior to the 12-month anniversary of the Closing Date but that accrue and become payable on or prior to such date), then the Purchaser will provide written notice to the Representative of any such payment and the Purchaser and the Representative will cause the Escrow Agent, including through the execution and delivery of a joint written instruction, to pay to the Purchaser the amount of such payments (which in no case will exceed the amount of the CIC Escrow Account plus the Indemnification Escrow Funds), which payment will be satisfied from the CIC Escrow Account.
9.02    Further Assurances. From and after the Closing Date, upon the request of either the Representative, the Purchaser, or the Surviving Corporation, each of the parties hereto shall (and to the extent any of the foregoing actions are required by or from any Stockholder or Optionholder, each or any such Stockholder or Optionholder shall) use its reasonable best efforts from time to time to execute and deliver at the reasonable request of the other parties such additional documents and instruments, and to take, or refrain from taking, such other actions, as may be reasonably required to give effect to this Agreement and the transactions contemplated hereby.
9.03    Employees and Employee Benefits.
(a)    Salary and Wages. The Purchaser will cause the Surviving Corporation to provide all Company Employees with at least the same base wages, annual base salary and 2015 bonus potential (with respect to the Company’s 2015 bonus criteria in effect on the date of this Agreement and disclosed to the Purchaser) available to each such employee immediately prior to the Closing; provided, however, that with respect to any Company Employees that are not U.S. Company Employees (collectively, “Foreign Employees” and each a “Foreign Employee”), the Purchaser shall adhere to the requirements of applicable foreign law and any applicable employment Contract entered into by the Company or any Company Subsidiary, on the one hand, and any Foreign Employee, on the other hand (each a “Foreign Employment Contract” and collectively, “Foreign Employment Contracts”) to the extent such laws and Foreign Employment Contracts are more favorable to the Foreign Employees or to the extent the foregoing provisions violate applicable foreign law or any such Foreign Employment Contract. Nothing in this Section 9.03(a) will obligate the Purchaser, the Surviving Corporation or any Company Subsidiary to continue the employment of any Company Employee for any specific period after the Closing Date.

(b)    Employee Benefits. As of the Closing Date, the Purchaser, the Surviving Corporation or the applicable Company Subsidiary will either (i) continue to maintain the U.S. Plans and cause the Company Employees to continue to be covered under the U.S. Plans and the Non-U.S. Plans, as applicable, to the same extent covered prior to the Closing Date, or (ii) cause all Company Employees to be covered by benefit plans and arrangements sponsored by the Purchaser on terms and conditions no less favorable to the Company Employees as those provided to similarly situated employees of the Purchaser or the applicable Company Subsidiary (the “Purchaser Plans”). The Surviving Corporation will be solely responsible for complying with the requirements of Section 4980B of the Code with respect to all M&A qualified beneficiaries as defined in Treas. Reg. §54.4980B 9. Purchaser’s commitment to continue employee benefits for Company Employees who are Foreign Employees shall adhere to applicable foreign law and any applicable Foreign Employment Contract.
(c)    Employee Service Credit. The Purchaser will, or will cause the Surviving Corporation to, from and after the Closing Date: (i) give each Company Employee who is not a Foreign Employee credit under all Purchaser Plans for such Company Employee’s service with the Company and the Company Subsidiaries prior to the Closing Date, to the same extent recognized by the Company or any Company Subsidiary as of the Closing Date; (ii) allow such Company Employees to participate in each Purchaser Plan providing welfare benefits (including medical, life insurance, long term disability insurance and long term care insurance) without regard to pre-existing condition limitations, waiting periods, evidence of insurability or other exclusions or limitations to the extent such limitations, waiting periods, evidence of insurability or other exclusions or limitations were waived or satisfied under any corresponding Plans immediately prior to the Closing Date; and (iii) credit the Company Employee with any expenses that were incurred under the Plans for purposes of satisfying any deductibles, co-pays and other applicable limits under any similar Purchaser Plans. Purchaser’s commitment to credit service for Company Employees who are Foreign Employees shall adhere to applicable foreign law and any applicable Foreign Employment Contract.
(d)    Vacation Pay and Personal Holidays. The Purchaser will cause the Surviving Corporation or any Company Subsidiary to credit each Company Employee who is not a Foreign Employee with up to 160 hours of vacation and personal holiday accrual that such Company Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years), and will assume all Liability for the payment of such amounts (the “Assumed Vacation Accrual”). On or prior to the Closing Date, the Company will pay to the Company Employees all accrued vacation and personal holiday accrual in excess of 160 hours in a lump sum, less all applicable Taxes. After a Company Employee has used his or her portion of the Assumed Vacation Accrual, the Company Employee will participate in the vacation and other paid time off policies of the Purchaser applicable to similarly situated employees of the Purchaser. Purchaser’s commitment to credit paid time off or other leave for Company Employees who are Foreign Employees shall adhere to applicable foreign law and any applicable Foreign Employment Contract.
(e)    U.S. Plan Terminations. The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date: (a) the Company’s participation in the Insperity 401(k) Plan (the “401(k) Plan”), provided, however, that before or after the termination, the Company may adopt amendments to the 401(k) Plan and take such other actions with respect to the 401(k) Plan as the Company deems necessary or advisable to maintain the 401(k) Plans’ qualified status and to distribute the Plans’ assets in accordance with all applicable Legal Requirements; and (b) any other U.S. Plan or Non-U.S. Plan requested by the Purchaser at least three Business Days prior to the Closing Date. The Company shall provide any notice required by Law to Company Employees concerning the termination of the Company’s participation in the 401(k) Plan sufficiently in advance of the Closing Date that the Surviving Corporation will not be required to contribute any amounts to the 401(k) Plan on or after the Closing Date. The Company shall provide the Purchaser evidence of such notices and evidence that the Company’s board of directors has validly adopted resolutions to terminate the Company’s participation in the 401(k) Plan and any other U.S. Plan or Non-U.S. Plan (the form and substance of which resolutions shall be subject to review and approval of the Purchaser), effective no later than the date immediately preceding the Closing Date. In the event that the distributions of assets from the trust of a 401(k) Plan is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such plan or upon the Company or a Company Subsidiary, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges or fees and provide such estimate in writing to the Purchaser prior to the Closing Date.
(f)    No Third Party Beneficiaries. The provisions of this Section 9.03 are solely for the benefit of the parties to this Agreement, and no current or former employee, officer, director or consultant, or any other individual associated therewith, will be regarded for any purpose as a third party beneficiary of this Section 9.03. In no event will the terms of this Agreement be deemed to: (i) establish, amend or modify any Plan or any other “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit or compensation plan, program, agreement or arrangement maintained or sponsored by the Company, the Purchaser, the Surviving Corporation or any of their respective Affiliates; (ii) subject to compliance with the other provisions of this Section 9.03, alter or limit the ability of the Purchaser, the Surviving Corporation or any of their respective Subsidiaries to amend, modify or terminate any Plan or any other benefit or compensation plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Purchaser, the Surviving Corporation or any of their respective Subsidiaries, or constitute or create an employment agreement with any employee.
9.04    Regulatory Matters.
(a)    Upon the terms and subject to the conditions set forth in this Agreement, and without limiting any other provision hereof, each of the Company, the Purchaser and Merger Sub will (or will cause its Affiliates and representatives to):
(i)    as soon as practicable following the date of this Agreement, use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, but in any event no later than the Outside Date, the transactions contemplated by this Agreement, including: (A) to the extent required in connection with the consummation of the Merger and the other transactions contemplated hereby, on or prior to the date which is ten (10) Business Days following the execution and delivery of this Agreement, filing (or causing to be filed) with the United States Federal Trade Commission and the United States Department of Justice, the notification and report form and any supplemental information requested in connection therewith pursuant to the HSR Act, which forms will specifically request early termination of the waiting period prescribed by the HSR Act; (B) filing or causing to be filed such other notices, registrations, and responding to inquiries or requests as may be required by any Governmental Body to consummate the transactions contemplated hereby; (C) seeking and performing all tasks necessary to promptly obtain all Required Governmental Consents necessary to consummate the transactions contemplated hereby (including, if required, any clearance required under the HSR Act for the consummation of this Agreement and the Merger and other transactions contemplated hereby); (D) seeking and performing all tasks necessary to promptly obtain any consent, clearance approval or authorization from, and giving any notice to, any Person (other than a Governmental Body) that is required as a result of the execution, delivery and performance by the parties of this Agreement and the consummation of the transaction contemplated hereby to the extent listed on the Authorization Schedule; (E) amending or assigning existing relationships and contractual rights and obligations; and (F) amending, assigning or terminating existing licenses or other agreements and entering into such new licenses or other agreements. The Purchaser will be responsible for all filing fees payable in connection with the filings described in clauses (A) and (B) of this Section 9.04(a)(i).
(ii)    furnish the other parties with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and correspondence: (A) prepared for submission to any Governmental Body; and (B) received from any Governmental Body; provided, that, to the extent that any document (including any filings, communications, presentations, white papers or other written materials) to be filed or submitted by any party to any Governmental Body contains any information relating to any of the other parties, prior to filing or submitting such document to any Governmental Body, such party will permit the other parties to review such document and information and will consider in good faith the suggestions of the other party with respect thereto; and
(iii)    cooperate with each other and use commercially reasonable efforts to (and will instruct their respective counsel to cooperate with each other and use commercially reasonably efforts to) facilitate and expedite the identification and resolution of any issues arising in respect of any Required Governmental Consents (including those arising under the HSR Act) at the earliest practicable dates, which cooperation and commercially reasonable efforts will include an undertaking by the parties (and their respective counsel) to: (A) keep each other appropriately informed of the status of any communications with, and any inquiries or requests for additional information from, the Governmental Bodies reviewing the matters described in this Section 9.04; (B) comply promptly with any such inquiry or request and supply to any Governmental Body without undue delay any additional information requested; and (C) give prompt notice to the other party of the occurrence of any event or development or the failure of any event or development to occur following the date of this Agreement that would or would reasonably be expected to result in the failure of any condition to the obligations of a party set forth in Article III to be satisfied.
(b)    Notwithstanding anything to the contrary herein, nothing in this Agreement (i) shall require Purchaser to respond to a Request for Additional Information and Documentary Material pursuant to the HSR Act (referred to as a “Second Request”), (ii) shall require Purchaser to litigate or participate in the litigation of any action or proceeding pursuant to the HSR Act, whether judicial or administrative, brought by any Governmental Body or appeal any order (A) challenging or seeking to restrain or prohibit the consummation of the transaction or seeking to obtain from Purchaser any damages in relation therewith, or (B) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by Purchaser of all or any portion of Purchaser’s business or the business or assets or any product of the Company or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of Purchaser’s business from the business or assets or any product of the Company, in each case, as a result of or in connection with the transaction, or (iii) shall require Purchaser to, nor shall the Company without the prior written consent of Purchaser, (A) agree or proffer to any of the prohibitions, limitations, conditions or other actions referred to in this Section 9.04(b), or (B) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Body in connection with the transaction.
9.05    Disclosure Schedules; Updates. Between the date hereof and the Closing Date, the Company will supplement or amend the Schedules comprising the Disclosure Schedules and deliver such supplemented or amended Schedules (each, an “Schedule Amendment”) to the Purchaser with respect to: (a) any matter, event, condition, fact, circumstance or development that arose prior to the date hereof that was required to be set forth on the Schedules but was omitted (the “Existing Information”); and (b) any matter, event, condition, fact, circumstance or development that arises after the date hereof (other than as a result of or due to a breach of any covenant in this Agreement by the Company or any Company Subsidiary) that, had it existed on the date hereof, would have been required to be set forth on the Schedules (the “New Information”). No Schedule Amendment (or any Existing Information or New Information contained therein) will be deemed to have amended the Schedules, to have modified the representations and warranties contained in Article IV accordingly or to have cured any misrepresentation or breach of representation and warranty caused thereby or resulting therefrom, and the Purchaser will not be deemed to have waived any right to indemnification under Article X or right to terminate this Agreement pursuant to Article VIII by virtue of the closing condition set forth in Section 3.01(a) or (b) being incapable of being satisfied with respect to any such misrepresentation or breach; provided, however, to the extent that such Schedule Amendment (or any Existing Information or New Information contained therein) causes or results in the closing condition set forth in Section 3.01(a) or (b) not be satisfied or to be incapable of being satisfied, then the sole remedy of the Purchaser and Merger Sub is to terminate this Agreement under Article VIII hereof; provided, further, that if the Purchaser and the Merger Sub in the Purchaser’s sole discretion elect not to terminate this Agreement and to instead consummate the Merger, and if (a) the representation or warranty to which the subject matter of any such written notice specifically relates was as of the date of this Agreement (x) true and correct in all material respects or (y) in the case of a representation or warranty that is already subject to “material”, “materiality”, “materially”, “Material Adverse Change” or other qualification(s) based on materiality, true and correct in all respects and (b) the facts and circumstances underlying the matter disclosed in such written notice arose after the date of this Agreement and such breach was not the result of any intentional conduct of the Company or any Company Subsidiary, then: (i) the Schedule Amendment (and any Existing Information or New Information contained therein) will, for all purposes under this Agreement (including for purposes of determining whether there has been a breach of any representation or warrant for which the Purchaser Indemnified Parties are entitled to indemnification under Article X), be deemed to have amended the Schedules, to have modified the representations and warranties contained in Article IV accordingly and to have cured any misrepresentation or breach of representation or warranty caused thereby or resulting therefrom; and (ii) the Purchaser and the other Purchaser Indemnified Parties will be deemed to have waived any right to indemnification under Article X with respect to such misrepresentation or breach of representation or warranty that is deemed to be cured pursuant to clause (i) above.
9.06    Commercially Reasonable Efforts; Notices and Consents. Subject to the terms and conditions of this Agreement, from the date of this Agreement to the Closing, or the earlier termination of this Agreement pursuant to Article VII, each of the parties hereto (other than the Representative) shall use its commercially reasonable efforts to take or cause to be taken all actions, to file or cause to be filed all documents, to give or cause to be given all notices to Governmental Bodies or other Persons, to obtain or cause to be obtained all authorizations, consents, waivers, approvals, permits or orders from Governmental Bodies or other Persons, and to do or cause to be done all other things necessary, proper or advisable, in order to consummate and make effective the transactions contemplated by this Agreement as soon as practicable following the date of this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article III).
ARTICLE X
INDEMNIFICATION
[Intentionally omitted - see Section 12.04(j).]
ARTICLE XI
TAX MATTERS
11.01    Preparation and Filing of Tax Returns. Subject to the provisions of Section 11.06, the Purchaser will timely prepare and file, or will cause to be prepared and filed, all Tax Returns of the Company and its Subsidiaries with respect to any Pre-Closing Tax Period that are due after the Closing Date. The Purchaser will prepare such Tax Returns consistent with past practices of the Company (unless otherwise required by applicable Law) and will provide the Representative the right to review and comment on such Tax Returns no later than 30 days prior to the due date for filing such Tax Returns. With respect to Tax Returns for Pre-Closing Tax Periods, the Purchaser will, subject to Section 11.09, make all such changes as are reasonably requested by the Representative, so long as such changes are not likely to result in an increase in the Tax liabilities of the Company or the Company Subsidiaries following the Closing Date. With respect to such Tax Returns, the Purchaser will not file any such Tax Returns without the Representative’s consent, which consent will not be unreasonably withheld, conditioned or delayed. Purchaser agrees that unless otherwise required by Law, the Transaction Tax Deductions shall be claimed pursuant to Treas. Reg. 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day rule” of Treas. Reg. 1.1502-76(b)(1)(ii)(B)). Except to the extent that any Taxes shown as due on such Tax Returns were taken into account as an adjustment to, or component of the purchase price hereunder or were previously paid by the Company or any Company Subsidiary to a Governmental Body on or prior to the Closing Date (or the payment of which pursuant to this Section 11.01 would otherwise result in a duplicative recovery for the Purchaser); the Stockholders and Optionholders will pay to the Purchaser:
(i)    the amount of Taxes (if any) that are shown as due and payable on a Tax Return for a Pre-Closing Tax Period ending on or prior to the Closing Date that is filed by the Purchaser pursuant to this Section 11.01; and
(ii)    the amount of Taxes (if any) that are due and payable and allocated to the Stockholders and Optionholders as determined under Section 11.02 for a Tax Return for a Straddle Period;
which in each case will be net of all estimated taxes paid on or prior to the Closing Date and in each case five (5) days prior to the due date for Taxes to be reported on such Tax Returns.
All amounts required to be paid by the Stockholders and Optionholders will be paid by the Stockholders and Optionholders on a several, and not joint, basis, pro rata based on such Stockholder’s or Optionholder’s respective Allocation Percentage of the amount due. The Purchaser will cause any amounts shown to be due on such Tax Returns to be timely remitted to the applicable Governmental Body before such Taxes are due.
11.02    Straddle Periods. The Purchaser will, to the extent permitted by applicable Law, close the Taxable year of the Company and each of the Company Subsidiaries on the Closing Date. In any case where applicable Law does not permit the Company or any Company Subsidiaries to close its Taxable year on the Closing Date, then Taxes, if any, attributable to a Straddle Period will be allocated: (a) to the Stockholders and Optionholders for the period up to and including the Closing Date; and (b) to the Purchaser for the period subsequent to the Closing Date. For purposes of this Agreement, in the case of any Straddle Period, the amount of any Taxes for the portion of the Straddle Period that includes the Closing Date: (i) in the case of real property, personal property and other Taxes not imposed on the basis of income or receipts, will be based on a daily proration of such Taxes over the applicable Straddle Period; and (ii) in the case of all other Taxes will be based on an interim closing of the books of the Company and the Company Subsidiaries as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company or any Company Subsidiary holds a beneficial interest will be deemed to terminate as of the close of business on the Closing Date).
11.03    Amended Tax Returns. Except to the extent required by Law or as specifically contemplated by this Agreement, without the prior written consent of the Representative (not to be unreasonably conditioned, withheld or delayed), none of the Purchaser, Surviving Corporation or their Subsidiaries or Affiliates will file, or cause to be filed: (a) any restatement or amendment of, modification to, or claim for refund relating to, any Tax Returns of the Company or any Company Subsidiary for any Pre-Closing Tax Period; (b) any Tax Return of the Company or any Company Subsidiary for any Pre-Closing Tax Period in any jurisdiction where Tax Returns have not previously been filed by such entity; or (c) any Tax election (and will make, modify or terminate no Tax election) that would affect a Pre-Closing Tax Period.
11.04    Closing Date Course of Business. For the portion of the Closing Date after the time of Closing, other than transactions expressly contemplated hereby, the Purchaser will cause the Surviving Corporation and its Subsidiaries to carry on its business only in the ordinary course in the same manner as previously conducted. Except as expressly contemplated in this Agreement, the Purchaser will not, and will not permit the Surviving Corporation or any of its Subsidiaries to, take any action after the close of business on the Closing Date which could increase the liability of the Stockholders or Optionholders for Taxes (including any liability of the Stockholders and Optionholders to indemnify the Purchaser Indemnified Parties for Taxes pursuant to this Agreement.
11.05    Cooperation on Tax Matters. Subject to Section 11.03, the Purchaser, the Surviving Corporation, their respective Subsidiaries and the Representative will cooperate fully, as and to the extent reasonably requested by the other parties, in connection with the filing of Tax Returns (including any Tax Returns that the Purchaser will file pursuant to Section 11.01 that relate to Pre-Closing Tax Periods), the filing of any amended Tax Return for a period prior to (or including) the Closing Date, any Tax audits, Tax proceedings or other Tax-related claims, the authorization and execution of any appropriate powers of attorney to accomplish the foregoing, allowing the Representative to review Tax Returns to determine or verify the proper amounts payable as refunds hereunder, and any mechanisms or payment processes reasonably requested by the Representative to pay refunds to the Stockholders and Optionholders as provided herein. Such cooperation will include, upon a party’s reasonable request, providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, and explaining any materials provided pursuant to this Article XI. The Purchaser, the Surviving Corporation and their respective Subsidiaries will not destroy or dispose of any Tax work papers, schedules or other materials and documents supporting Tax Returns of the Company and the Company Subsidiaries for Pre-Closing Tax Periods until the seventh (7th) anniversary of the Closing Date, without the prior written consent of Representative, and before any disposition or destruction of such materials at any time, the Purchaser will give 30 days prior written notice of any such proposed disposition or destruction to the Representative, and the Representative shall have the right, in its sole discretion, to take possession of such materials and documents.
11.06    Tax Refunds. The Stockholders and Optionholders will be entitled to receive from the Purchaser, Surviving Corporation or their Subsidiaries all Pre-Closing Tax Refunds, including any interest paid thereon by a Governmental Body, to the extent such Pre-Closing Tax Refunds were not otherwise included in the computation of Final Closing Merger Consideration paid to the Stockholders and Optionholders pursuant to Section 2.03 or otherwise taken into account hereunder; provided, however, that any Pre-Closing Tax Refunds shall be for the account of Purchaser to the extent attributable (determined on a marginal basis) to the carryback from a Post-Closing Tax Period of items of loss, deduction or credit, or other Tax items, of the Company or any of its Subsidiaries (or any of their respective Affiliates, including the Purchaser). Promptly upon receipt of any such Pre-Closing Tax Refunds, and in no event later than ten (10) Business Days after receipt by the Purchaser, the Surviving Corporation or any of their Subsidiaries, the Purchaser will, and will cause the Surviving Corporation and/or its Subsidiaries to, deliver and pay over to the Stockholders and Optionholders, by wire transfer of immediately available funds, an amount equal to the amount of such Pre-Closing Tax Refunds, including any interest thereon that was paid by a Governmental Body. Upon a request from the Representative, the Purchaser will, as soon as is reasonably practicable, cause the Surviving Corporation or its Subsidiaries to file an amended Tax Return or application for Tax refund with respect to any Pre-Closing Tax Period in order to obtain a Pre-Closing Tax Refund that the Stockholders and Optionholders are entitled to pursuant to this Section 11.06, and the Purchaser, the Surviving Corporation and their Subsidiaries will execute all other documents, take reasonable additional actions and otherwise reasonably cooperate as may be necessary for the Purchaser, the Surviving Corporation and their Subsidiaries to perfect their rights in and obtain the Pre-Closing Tax Refunds contemplated by this Section 11.06. In addition, the Purchaser will use reasonable best efforts to cause the Surviving Corporation to prepare and file IRS Form 4466 in respect of the Company’s tax year ending on the Closing Date no later than thirty 30 days after the Closing Date and to file IRS Form 1139 for any eligible carryback periods of the Company and the Company Subsidiaries no later than 30 days after filing the Company’s income Tax Return for the tax period ending on the Closing Date. The Purchaser will provide the Representative the right to review and comment on such Form 4466 and 1139 no later than five (5) Business Days prior to the filing date for such forms. Notwithstanding the foregoing, nothing set forth in this Agreement shall require the Purchaser or the Surviving Corporation to claim a deduction with respect to any Transaction Tax Deduction to the extent such deduction is not properly deductible for Income Tax purposes. Any refunds received as a result of the claiming of such deductions that are Pre-Closing Tax Refunds shall be paid in accordance with this Section 11.06.
11.07    Transfer Taxes. The Purchaser will be liable for and will hold the Company, the Stockholders, the Optionholders and the Representative harmless against any transfer, sales, use, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes (“Transfer Taxes”) that become payable in connection with the Merger and other transactions contemplated hereby. The Purchaser will, at its expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and if required by applicable Law, the Stockholders and Optionholders and the Purchaser will join in the execution of any such Tax Returns and other documentation. The applicable parties will cooperate in filing such forms and documents with respect to such Transfer Taxes.
11.08    No 338 Elections. None of the Purchaser, the Surviving Corporation or any of their Affiliates will make an election under Section 338 of the Code with respect to the purchase of the Company Stock.
11.09    Controversies.
(a)    The Purchaser will promptly notify the Representative upon receipt by the Purchaser or any Affiliate of the Purchaser (including the Surviving Corporation and any Company Subsidiary after the Closing Date) of written notice of any inquiries, claims, assessments, audits, proceedings or similar events with respect to Taxes for which the Stockholders and Optionholders may be liable under this Agreement (any such inquiry, claim, assessment, audit, proceeding or similar event, a “Tax Matter”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure. As long as the Representative notifies the Purchaser, within 30 days of receiving the notice provided by the Purchaser pursuant to the first sentence of this Section 11.09 of its intent to control a Tax Matter, the Representative, at the sole expense of the Stockholders and Optionholders, will have the authority to represent the interests of the Company and the Company Subsidiaries with respect to any Tax Matter for a taxable period ending on or prior to the Closing Date before the IRS, any other taxing authority, any other governmental agency or authority or any court or other Governmental Body and will have the right to control the defense, compromise or other resolution of any such Tax Matter, including responding to inquiries, filing Tax Returns and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, any such Tax Matter; provided, however, that the Representative will not enter into any settlement of or otherwise compromise any such Tax Matter that adversely affects the Tax liability of the Purchaser, the Surviving Corporation or any of its Subsidiaries or any Affiliate of the foregoing for any period ending after the Closing Date without the prior written consent of the Purchaser, which consent will not be unreasonably withheld, conditioned, or delayed. The Purchaser will be permitted, at the sole expense of the Purchaser, to participate in any Tax Matter controlled by the Representative. The Representative will: (i) keep the Purchaser fully and timely informed with respect to the commencement, status and nature of any such Tax Matter; (ii) promptly provide the Purchaser with all information, notices and other communications received with respect to such Tax Matter (including any document requests, notices or proposed adjustment or similar reports or notices of deficiencies related to such Tax Matter); (iii) provide drafts of all memoranda, briefs and other communications to be filed with respect to such Tax Matter for review and comment by the Purchaser; (iv) in good faith, allow the Purchaser to make comments to the Representative regarding the conduct of or positions taken in any such proceeding; and (v) permit representatives of the Purchaser to attend and participate in any meetings or other conferences (including telephone conferences) with the IRS or other taxing authority with respect to any such Tax Matter.
(b)    If the Representative does not elect to control a Tax Matter pursuant to clause (a) of this Section 11.09, the Purchaser shall have the sole right, at its expense, to control any Tax Matter; provided, however, that neither the Purchaser nor any of its Affiliates will enter into any settlement of or otherwise compromise any Tax Matter for which the Stockholders and the Optionholders may have Liability under this Agreement without the prior written consent of the Representative, which consent will not be unreasonably withheld, conditioned or delayed. The Representative will be permitted, at the sole expense of the Stockholders and Optionholders, to participate in any Tax Matter controlled by the Purchaser. The Purchaser will: (i) keep the Representative fully and timely informed with respect to the commencement, status and nature of any such Tax Matter; (ii) promptly provide Representative with all information, notices and other communications received with respect to such Tax Matter (including without limitation any document requests, notices of proposed adjustment or similar reports or notices of deficiencies related to such Tax Matter); (iii) provide drafts of all memoranda, briefs and other communications to be filed with respect to such Tax Matter for review and comment by Representative; (iv) in good faith allow the Representative to make comments to the Purchaser regarding the conduct of or positions taken in any such proceeding; and (v) permit representatives of the Representative to attend and participate in any meetings or other conferences (including telephone conferences) with the IRS or other taxing authority with respect to any such Tax Matter.
11.10    Accounting Firm. Any dispute as to any matter covered by this Article XI will be resolved by the Accounting Firm, and the past practices of the Company will be the Accounting Firm’s standard for resolution of any such dispute whenever applicable to the extent permitted by Law. The fees and expenses of the Accounting Firm in respect of resolution of any such dispute will be borne equally by the Representative (on behalf of the Stockholders and Optionholders), on the one hand, and the Surviving Corporation, on the other hand.
11.11    Tax Treatment of Indemnity Payments. Any payments under this Article XI shall be treated as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.
ARTLICLE XII
MISCELLANEOUS
12.01    Press Releases and Communications. The Company, the Company Subsidiaries, the Purchaser, the Merger Sub, the Representative and the other parties to this Agreement will not issue any press release or public announcement related to this Agreement or the transactions contemplated herein, or, prior to the Closing, any other announcement or communication to the employees, customers, suppliers or other business relations of the Company or any Company Subsidiary without the joint approval of the Purchaser and the Company (or the Representative after the Closing) (which approval will not be unreasonably withheld, conditioned or delayed), unless required by Law or any applicable stock exchange (in the reasonable opinion of counsel) in which case the Purchaser and the Company (or the Representative, as applicable) will have the right to review and consult with the other on such press release or announcement prior to publication; provided, that notwithstanding the foregoing, after the Closing and the public announcement of the Merger, the Representative shall be permitted to publicly disclose that it has been engaged to serve as the Representative in connection with the Merger as long as such announcement does not disclose any of the other terms of the Merger or the transactions contemplated herein; provided, further, that this Section 12.01 shall not limit any public disclosures of any of the parties that are not inconsistent with, and contain only those terms contained in, any release of information previously made in compliance with this Section12.01.
12.02    Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the other agreements contemplated hereby, the performance of this Agreement and the other agreements contemplated hereby, and the consummation of the transactions contemplated hereby and thereby: (a) by the Company, the Company Subsidiaries, the Stockholders or the Optionholders will be paid by the Stockholders and Optionholders or, prior to the Closing, by the Company or the Company Subsidiaries; or (b) by the Purchaser or the Merger Sub will be paid by the Purchaser; provided, that, if the Closing occurs, the Surviving Corporation may pay such fees, costs and expenses of the Purchaser and the Merger Sub (it being acknowledged that such fees, costs and expenses of the Purchaser and the Merger Sub (or any of their respective Affiliates (but excluding, for this purpose, the Surviving Corporation or any Company Subsidiary) will not be considered Transaction Expenses hereunder and will not be included as a payable in the calculation of Closing Net Working Capital or Closing Transaction Expenses hereunder). Without limiting the generality of the foregoing, the Purchaser will pay any and all expenses relating to surveys, title insurance and environmental due diligence, including any “Phase I” environmental review, conducted or requested by the Purchaser or the Merger Sub; provided, that, no “Phase II” environmental review will be conducted prior to the Closing without the prior written consent of the Company and, to the extent such consent is given, any and all expenses relating to such “Phase II” environmental review will be paid by the Purchaser.
12.03    Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall be used to favor or disfavor any Party by virtue of the authorship of any provision of this Agreement.
12.04    Interpretation of Certain Terms.
(a)    Accounting Terms. Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.
(b)    Successor Laws. Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified.
(c)    “Including,” etc. The term “including” has the inclusive meaning frequently identified with the phrase “but not limited to” or “without limitation”.

(d)    Singular and Plural Forms. Unless the context otherwise clearly indicates, each defined term used in this Agreement will have a comparable meaning when used in its plural or in its singular form.
(e)    Heirs, Executors, etc. References herein to any Person will include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 12.04(e) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement.
(f)    Deliveries. All documents or other items delivered in writing (including by electronic mail) to the Purchaser or its representatives in connection with the transactions contemplated by this Agreement or uploaded and made available in the online data room established by Intralinks for “Project Colt” on or prior to the date hereof will be deemed to have been delivered, provided or made available to the Purchaser, the Merger Sub and their representatives for all purposes hereunder.
(g)    Time Period. With respect to the determination of any period of time, the word “from” or “since” means “from and including” or “since and including,” as applicable, and the words “to” and “until” each means “to and including”.
(h)    Certain References. References herein to: (i) any agreement, arrangement or Contract mean any such agreement, arrangement or Contract as amended, supplemented or modified (including any waiver thereto) and shall include both written and oral agreements, arrangements and Contracts and any other Contracts that are legally binding and enforceable; and (ii) to “threats” made or to matters that have been “threatened” mean only such threats or threatened matters that are made in writing.
(i)    Business Day. If the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action will be extended to the next succeeding Business Day.
(j)    References to Article X. Any and all references to Article X in this Agreement shall mean a reference to Exhibit 10 attached hereto and any and all references to Section 10 (and any section, subsection, clause or subclause thereof) in this Agreement shall mean a reference to the corresponding section, subsection, clause or subclause of Exhibit 10 attached hereto.
12.05    Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given: (a) when personally delivered; (b) when transmitted via telecopy (or other facsimile device) to the number set out below or transmitted by electronic mail if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid); (c) the day following the day (except if not a Business Day, then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service; or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case to the respective parties hereto at the address set forth below, or at such other address as such party may specify by written notice to the other party hereto:

Notices to the Purchaser, the Merger Sub or, following the Closing, the Surviving Corporation:

Brooks Automation, Inc. 15 Elizabeth Drive Chelmsford, Massachusetts 01824 Attention:Jason Joseph Facsimile:(978) 262-2511 Email:jason.joseph@brooks.com with a copy to (but which will not constitute notice to the Purchaser, the Merger Sub or, following the Closing, the Surviving Corporation):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 Attention:Michael L. Fantozzi, Esq. Facsimile:(617) 542‑2241 Email:MLFantozzi@mintz.com
Notices to the Representative:

Shareholder Representative Services LLC 1614 15th Street, Suite 200 Denver, Colorado 80202 Attention:Managing Director Facsimile:(303) 623-0294 Email:deals@srsacquiom.com with a copy to (but which will not constitute notice to the Representative):

Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, Indiana 46204 Attention:Curt W. Hidde, Esq. Facsimile:(317) 231‑7433 Email:Curt.Hidde@btlaw.com
Notices to the Company:

BioStorage Technologies, Inc. 2910 Fortune Circle West, Suite E Indianapolis, Indiana 46241 Attention:Michael Reffeitt, Chief Financial Officer Facsimile:(317) 216-3869 Email:Mike.Reffeitt@Biostorage.com

with a copy to (but which will not constitute notice to the Company):

Barnes & Thornburg LLP 11 South Meridian Street Indianapolis, Indiana 46204 Attention:Curt W. Hidde, Esq. Facsimile:(317) 231‑7433 Email:Curt.Hidde@btlaw.com
12.06    Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by either the Purchaser or the Company without the prior written consent of the other party and, following the Closing, without the prior written consent of the Representative. Notwithstanding the foregoing, the Purchaser may assign this Agreement and any of its rights and obligations hereunder without the consent of the Company or the Representative, as the case may be, (i) to an Affiliate without being relieved of its obligations hereunder and (ii) in connection with a merger, consolidation or sale of all or substantially all of the assets of the Purchaser or the Surviving Corporation if the assignee assumes all of the obligations of the Purchaser hereunder in writing. Any assignment of this Agreement or any of the rights, interests or obligations hereunder not permitted under this Section 12.06 shall be null and void ab initio. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement, any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement; provided, that from and after the Closing, Section 7.02 and Article X are made for the benefit of the Persons set forth therein and from and after the Closing, all such Persons will be entitled to enforce the provisions and to avail themselves of the benefits and remedies for any breach of such provisions, all to the same extent as if such Persons were parties to this Agreement.

12.07    Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
12.08    Relationship of the Parties. Nothing in this Agreement will be deemed to constitute the parties hereto as joint venturers, alter egos, partners or participants in an unincorporated business or other separate entity, nor, except as expressly and specifically set forth in Section 12.14, in any manner create any principal agent, fiduciary or other special relationship between the parties hereto. No party will have any duties (including fiduciary duties) towards any other party hereto except as specifically set forth herein.
12.09    Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits and annexes hereto may be amended or waived only in a writing signed by the Purchaser, the Company and the Representative. For purposes of this Section 12.09, the Stockholders and Optionholders have agreed that any amendment of this Agreement consented to by the Representative shall be binding on and enforceable against them, whether or not they have signed this Agreement or such amendment. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.
12.10    Complete Agreement. This Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including the Confidentiality Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties hereto, written or oral, which may have related to the subject matter hereof in any way, including that certain offer letter, dated October 30, 2015, by and between the Company and the Purchaser, as amended.
12.11    Headings and Information. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).
12.12    Counterparts. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which will constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or thereto will re execute the original form of this Agreement and deliver such form to all other parties hereto. No party hereto will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.
12.13    Governing Law; Jurisdiction; Jury Trial Waiver.
(a)    All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement and the exhibits and schedules hereto, and all claims and disputes arising hereunder or thereunder or in connection herewith or therewith, whether purporting to be sound in contract or tort, or at law or in equity, will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the state or federal courts located in Wilmington, Delaware and hereby waive the right to assert the lack of personal or subject matter jurisdiction or improper venue in connection with any such suit, action or other proceeding. In furtherance of the foregoing, each of the parties hereto: (i) waives the defense of inconvenient forum; (ii) agrees not to commence any suit, action or other proceeding arising out of this Agreement or any transactions contemplated hereby other than in any such court; and (iii) agrees that a final judgment in any such suit, action or other proceeding will be conclusive and may be enforced in other jurisdictions by suit or judgment or in any other manner provided by Law.
(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE EACH PARTY: (I) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION, ACTION, PROCEEDING, CROSS CLAIM, OR COUNTERCLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY; (II) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (III) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.13(b).
12.14    Representative.
(a)    Effective upon and by virtue of the Stockholder Approval and the consummation of the Merger, and without any further act of any of the Stockholders or Optionholders, the Representative is hereby irrevocably appointed as the representative, agent, proxy, and attorney in fact (coupled with an interest) for all the Stockholders and Optionholders for all purposes under this Agreement including the full power and authority on the Stockholders’ and Optionholders’ behalf:
(i)    to consummate the transactions contemplated under this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith;
(ii)    to negotiate claims and disputes arising under, or relating to, this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (including, for the avoidance of doubt, the adjustment to the Closing Merger Consideration contemplated by Section 2.03 and claims for indemnification under Article X);
(iii)    subject to the terms of this Agreement, to receive and disburse to, or caused to be received or disbursed to, any Stockholder or Optionholder any funds received on behalf of such Stockholder or Optionholder under this Agreement (including, for the avoidance of doubt, any portion of the Merger Consideration) or otherwise;
(iv)    to withhold any amounts received on behalf of any Stockholder or Optionholder pursuant to this Agreement (including, for the avoidance of doubt, any portion of the Merger Consideration) or to satisfy (on behalf of the Stockholders and Optionholders) any and all obligations or Liabilities of any Stockholder, Optionholder or the Representative in the performance of any of their commitments hereunder (including, for the avoidance of doubt, the satisfaction of payment obligations (on behalf of the Stockholders and Optionholders) in connection with the adjustment to the Closing Merger Consideration contemplated by Section 2.03 or the indemnification of the Purchaser Indemnified Parties under Article X);
(v)    to execute and deliver any amendment or waiver to this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith (without the prior approval of any Stockholder or Optionholder); and
(vi)    to take all other actions to be taken by or on behalf of any Stockholder or Optionholder in connection with this Agreement and the other agreements, instruments, and documents contemplated hereby or executed in connection herewith.
Such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Representative and will survive the death, incapacity, bankruptcy, dissolution or liquidation of each Stockholder and Optionholder. All decisions and actions made or taken by the Representative will be binding upon each Stockholder and Optionholder, and no Stockholder or Optionholder will have the right to object, dissent, protest or otherwise contest the same. The Representative will have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations will be determined solely by the express provisions of this Agreement.
(a)    Effective upon and by virtue of the Stockholder Approval, and without any further act of any of the Stockholders or Optionholders, the Representative and its Non-Recourse Parties will be indemnified, held harmless and reimbursed by each Stockholder and Optionholder severally (based on each Stockholder’s and Optionholder’s Allocation Percentage), and not jointly, against all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expenses of document location, duplication and shipment) (collectively, the “Representative Losses”) arising out of or in connection with the Representative’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Representative Loss is suffered and incurred; provided, that in the event that any Representative Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Representative, the Representative will reimburse the Stockholders and Optionholders the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Any such Representative Losses shall (i) first, be recovered by the Representative from the Representative Holdback Amount and (ii) second, be recovered by the Representative from the escrow amounts held pursuant to the Escrow Agreement, but solely at such time and to the extent any remaining amounts are otherwise required to be distributed to the Stockholders and Optionholders; provided, that while this Section 12.14(b) requires the Representative to be paid first from the Representative Holdback Amount and second from the escrow amounts held pursuant to the Escrow Agreement that are required to be distributed to the Stockholders and Optionholders, this Section 12.14(b) does not relieve the Stockholders and Optionholders from their obligation to promptly pay the amount of such Representative Losses in excess of the amount actually recovered (or available to be recovered) from the Representative Holdback Amount and escrow amounts held pursuant to the Escrow Agreement that are required to be distributed to the Stockholders and Optionholders as they are suffered or incurred, nor does this Section 12.14(b) prevent the Representative from seeking any remedies available to it at law or otherwise in respect of such excess amounts. In no event will the Representative be required to advance its own funds on behalf of the Stockholders and Optionholders or otherwise. The Stockholders and Optionholders acknowledge and agree that the foregoing indemnities will survive the resignation of or removal of the Representative or the termination of this Agreement.
(b)    Neither the Representative nor any of its Non-Recourse Parties will incur any Liability to any Stockholder or Optionholder by virtue of the failure or refusal of the Representative or any of its Non-Recourse Parties for any reason to consummate the transactions contemplated hereby or relating to the performance of their duties hereunder and under any agreement ancillary hereto, except for actions or omissions constituting Fraud.
(c)    The Representative Holdback Amount will be held by the Representative and used for the purpose of paying directly, or reimbursing the Representative for, any third party expenses pursuant to this Agreement and any agreements ancillary hereto. The Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. The Stockholders and Optionholders will not receive any interest or earnings on the Representative Holdback Amount and each irrevocably transfers and assigns to the Representative any ownership right that he, she or it may otherwise have had in any such interest or earnings. The Representative will not be liable for any loss of principal of the Representative Holdback Amount other than as a result of its gross negligence or willful misconduct. Contemporaneous with or soon as practicable following the completion of the Representative’s duties, the Representative will deliver the balance of the Representative Holdback Amount to the Paying Agent for further distribution to the Stockholders and Optionholders based on their respective Allocation Percentage. For tax purposes, the Representative Holdback Amount will be treated as having been received and voluntarily set aside by the Stockholders and Optionholders at the time of Closing.
(d)    Notwithstanding anything to the contrary set forth herein, the Representative and its Affiliates will not be liable for any Loss to any Stockholder or Optionholder for any action taken or not taken by the Representative or for any act or omission taken or not taken in reliance upon the actions taken or not taken or decisions, communications or writings made, given or executed by the Purchaser or the Merger Sub or the Surviving Corporation.
(e)    Except as may have been expressly and specifically agreed to in writing by a Stockholder or Optionholder, on the one hand, and Barnes & Thornburg LLP (“BT LLP”), on the other hand: (i) BT LLP has not and is not representing, and will not be deemed to have represented any Stockholder or Optionholder in connection with the transactions contemplated hereby; and (ii) BT LLP has not and is not providing any advice or counsel (including legal advice or counsel), and will not be deemed to have provided counsel or advice, to any Stockholder or Optionholder in connection with the transactions contemplated hereby. Each Stockholder and Optionholder agrees that BT LLP may represent the Representative and its Affiliates in any matter related to the transaction completed hereby including matters which maybe adverse to such Stockholders or Optionholders and, in furtherance thereof, each Stockholder and Optionholder consents to, and waives, without limitation, restriction or condition of any kind, any actual or potential conflict or other actual or potential objection with respect to BT LLP’s representation of the Representative and its Affiliates in any matter related to the transaction completed hereby.
12.15    Legal Representation. Following consummation of the transactions contemplated hereby, BT LLP may serve as counsel to each and any of the Representative, the Stockholders, the Optionholders and their respective Non-Recourse Parties, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation or any continued representation of any other Person (including the Company and its Affiliates), and each of the parties (on behalf of itself and each of its Non-Recourse Parties) hereto consents thereto and waives any conflict of interest arising therefrom. The decision to represent any of the Representative, the Stockholders, the Optionholders and their respective Non-Recourse Parties will be solely that of BT LLP. Any privilege attaching as a result of BT LLP representing the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement will survive the Closing and will remain in effect; provided, that such privilege from and after the Closing will be assigned to and controlled by the Representative. In furtherance of the foregoing, each of the parties hereto agrees to take the steps necessary to ensure that any privilege attaching as a result of BT LLP representing the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement will survive the Closing, remain in effect and be assigned to and controlled by the Representative. As to any privileged attorney client communications between BT LLP and the Company or any Company Subsidiary prior to the Closing Date (collectively, the “Privileged Communications”), the Purchaser, the Merger Sub and the Company (including, after the Closing, the Surviving Corporation), together with any of their respective Affiliates, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action or claim against or involving any of the parties hereto or any of their respective Non-Recourse Parties after the Closing. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser, the Merger Sub, the Surviving Corporation or any of their Subsidiaries and a third party other than a party to this Agreement after the Closing, the Merger Sub, the Surviving Corporation or any of their Subsidiaries may assert the attorney-client privilege to prevent disclosure of the Privileged Communications and other confidential or privileged communications to such third party. The Surviving Corporation further agrees that, on its own behalf and on behalf of its Subsidiaries, BT LLP retention by the Surviving Corporation or any of its respective Subsidiaries will be deemed completed and terminated without any further action by any Person effective as of the Closing.
12.16    Sources of Recovery.
(a)    Subject to Article X, the Purchaser and the Merger Sub hereby agree and acknowledge that the Purchaser Indemnified Parties’ right to any payment to be made pursuant to Section 10.01(a) or Section 10.01(c), as applicable, (together with the Purchaser’s rights under the Escrow Agreement and the R&W Policy) will be the Purchaser Indemnified Parties’ sole and exclusive source of recovery and remedy for any amounts owing to the Purchaser pursuant to Article X.
(b)    The Purchaser hereby agrees and acknowledges that its right to any payment to be made pursuant to Section 2.03(h)(i) (together with the Purchaser’s rights under the Escrow Agreement) will be the Purchaser Indemnified Parties’ sole and exclusive source of recovery and remedy for any amounts owing to the Purchaser pursuant to Section 2.03(h)(i).
(c)    Subject to Article X, the Seller Indemnified Parties hereby agree and acknowledge that its right to any payment to be made pursuant to Section 10.03 will be the Seller Indemnified Parties’ sole and exclusive source of recovery and remedy for any amounts owing to the Seller Indemnified Parties pursuant to Section 10.03. Seller Indemnified Parties hereby acknowledge and agree that, except as expressly provided in this Section 12.16(c), neither the Purchaser Company nor the Surviving Corporation will have any Liability, responsibility or obligation arising under this Agreement or any Related Agreement or the transactions contemplated hereby or thereby (including relating to any exhibit, schedule or document delivered hereunder or thereunder) entered into, made, delivered, or made available in connection herewith or therewith, or as a result of any of the transactions contemplated hereby or thereby.
(d)    The Purchaser hereby acknowledges and agrees that, except as expressly provided in the foregoing Section 12.16(a), and Section 12.16(b), none of the Company, nor any of the Seller Indemnified Parties, will have any Liability, responsibility or obligation arising under this Agreement or any Related Agreement or the transactions contemplated hereby or thereby (including relating to any exhibit, schedule or document delivered hereunder or thereunder) entered into, made, delivered, or made available in connection herewith or therewith, or as a result of any of the transactions contemplated hereby or thereby.
12.17    Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated hereby, this Agreement will govern and control.

12.18    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that money damages or legal remedies would not be an adequate remedy for any such damages. Therefore, it is accordingly agreed that each party will be entitled to enforce specifically the terms and provisions of this Agreement, or to enforce compliance with, the covenants and obligations of any other party, in any court of competent jurisdiction, and appropriate injunctive relief will be granted in connection therewith. Any party seeking an injunction, a decree or order of specific performance will not be required to provide any bond or other security in connection therewith and any such remedy will be in addition and not in substitution for any other remedy to which such party is entitled at law or in equity.
ARTICLE XIII
DEFINITIONS
For purposes of this Agreement, the following terms when used herein will have the respective meanings set forth below:
“401(k) Plan” is defined in Section 9.03(e).
“Accounting Firm” is defined in Section 2.03(e).
“Accounting Principles” means accounting methods, policies, practices, procedures, conventions, categorizations, definitions, principles, judgments, assumptions, techniques or estimation methods with respect to financial statements, their classification or presentation or otherwise (including with respect to the nature of accounts, level of reserves or level of accruals) that are specified in, or that were used in the preparation of the Working Capital Calculation Annex (including those used the calculation of the Target Net Working Capital (or any component thereof) as set forth on the Working Capital Calculation Annex).
“Additional Merger Consideration” is defined in Section 1.02(b).
“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.
“Aggregate Deemed Outstanding Shares” means an amount equal to the sum of: (a) the aggregate number of shares of Company Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Option Shares and shares of Company Stock held as treasury stock of the Company); plus (b) the aggregate number of Option Shares issuable in respect of Options outstanding immediately prior to the Effective Time.
“Aggregate Escrow Amount” means an amount equal to the Indemnification Escrow Amount plus the Purchase Price Adjustment Escrow Amount.
“Agreement” is defined above in the Preamble.
“Allocation Percentage” means, with respect to any Stockholder or Optionholder, an amount (expressed as a percentage) equal to: (a) the total number of shares of Company Stock and Option Shares held by such Stockholder or Optionholder, as applicable; divided by (b) the Aggregate Deemed Outstanding Shares.

“Appraisal Rights Provisions” is defined in Section 1.10.
“Assumed Vacation Accrual” is defined in Section 9.03(d).
“Audited Financial Statements” is defined in Section 4.05.
“Base Purchase Price” is defined in Section 1.02(a).
“Book-Entry Shares” is defined in Section 1.04.
“BT LLP” is defined in Section 12.14(f).
“Business Day” means any day other than a Saturday, Sunday, or a day on which the office of the Secretary of State of the State of Delaware is closed or a day on which commercial banking institutions in Indianapolis, Indiana or New York, New York are authorized or required by Law or executive order to be closed.
“Certificate of Incorporation” means the Certificate of Incorporation of the Company as amended from time to time and on file with the Delaware Secretary of State.
“Certificate of Merger” means the certificate of merger in a form mutually agreeable to the Purchaser and the Company.
“Certificates” is defined in Section 1.04.
“Change of Control Agreement” means each agreement set forth on the Change of Control Agreement Annex.
“Change of Control Payment Amount” means the maximum aggregate amount that could be paid to certain members of management as change of control payments pursuant to the agreements set forth on the Change of Control Agreement Annex.
“CIC Escrow Account” is defined in Section 2.02(d).
“Closing” is defined in Section 2.01.
“Closing Balance Sheet” is defined in Section 2.03(b).
“Closing Cash” means all cash, cash equivalents and deposits with third parties (including landlords) of the Company and the Company Subsidiaries, in each case, determined: (a) in accordance with the Accounting Principles; and (b) as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby). For the avoidance of doubt, Closing Cash will: (i) be calculated net of issued but uncleared checks and drafts as of the Closing Date, (ii) include checks, other wire transfers and drafts deposited for the account of the Company or any Company Subsidiary as of the Closing Date and (iii) exclude any cash (including all cash posted to support letters of credit, performance bonds or other similar obligations), cash equivalents and deposits with third parties (including landlords) that cannot be repatriated to the United States without incurring Taxes.
“Closing Date” is defined in Section 2.01.
“Closing Debt” means the outstanding amount of Indebtedness as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby).

“Closing Merger Consideration” is defined in Section 1.02(a).
“Closing Net Working Capital” means the consolidated current assets minus consolidated current liabilities of the Company and the Company Subsidiaries as of the close of business on the Closing Date (but before taking into account the consummation of the transactions contemplated hereby), in each case, as calculated and determined: (a) using only those balance sheet line items that are the same as those identified in the balance sheet line items included and more fully described on the Working Capital Calculation Annex; and (b) in accordance with the Accounting Principles and the Working Capital Calculation Annex; provided, however, notwithstanding the foregoing or anything in the Accounting Principles, the Working Capital Calculation Annex to the contrary, Closing Net Working Capital will specifically exclude: (i) Closing Cash; (ii) Closing Debt; (iii) Closing Transaction Expenses; and (iv) any Tax assets or liabilities.
“Closing Statement” is defined in Section 2.03(b).
“Closing Transaction Expenses” means all Transaction Expenses, to the extent unpaid as of immediately prior to Closing.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commercially Reasonable Efforts” means the efforts that a commercially reasonable Person desirous of achieving a result would use in similar circumstances to achieve that result as expeditiously as reasonably practicable; provided, however, that, except as otherwise set forth herein, a Person required to use commercially reasonable efforts under this Agreement will not be thereby required to take any action that would result in a material adverse change in the benefits to such Person under this Agreement or the transactions contemplated hereby, to make any change to its business, to incur any fees or expenses (other than normal and usual filing fees, processing fees and incidental expenses), to commence or maintain any litigation or proceeding or to incur any other material obligation or Liability.
“Common Stock” means the Company’s common stock, par value $0.0001 per share.
“Company” is defined above in the Preamble.
“Company Documents” is defined in Section 4.03(a).
“Company Employees” means all employees of the Company and the Company Subsidiaries who are employed immediately prior to the Closing (including any employee on medical, disability, family or other leave of absence as of the Closing Date).
“Company Fundamental Representations” means the representations and warranties set forth in the first sentence of Section 4.01 (Organization and Corporate Power), Section 4.03(a) (Authorization), Section 4.04 (Capital Stock), Section 4.08 (Tax Matters) and Section 4.17 (Brokerage).
“Company Intellectual Property” is defined in Section 4.10.
“Company Regular Representation” means any representation or warranty made by the Company in Article IV that is not a Company Fundamental Representation.
“Company Stock” means the Common Stock and the Preferred Stock.

“Company Subsidiary” means each of BioStorage Technologies GmbH, BioStorage Technologies Asia Pacific PTE LTD and BioStorage Technologies (Beijing) Consulting Co., Ltd.
“Company’s Knowledge” and similar formulations means the actual or constructive knowledge after due inquiry of Gregory J. Swanberg, Michael Reffeitt, Brent D. Atwood (solely with respect to matters relating to customers of the Company or any Company Subsidiary), Russell Hager (solely with respect to matters relating to customers of the Company or any Company Subsidiary) and Anna V. O’Nan (solely with respect to financial and accounting matters).
“Confidentiality Agreement” is defined in Section 7.05.
“Contract” means any contract, loan or credit agreement, debenture, note, guaranty, bond, mortgage, indenture, deed of trust, license, lease or other agreement, arrangement or instrument (in each case, as applicable, whether written or oral) that is legally binding.
“Continuation Period” is defined in Section 9.03(a).
“D&O Tail Policy” is defined in Section 7.02 (a).
“Deductible” is defined in Section 10.01(b)(i).
“Delaware Law” means the DGCL and any other applicable Laws of the State of Delaware.
“DGCL” means Delaware General Corporation Law, as amended.
“Disclosure Schedules” is defined in Article IV.
“Dissenting Share” is defined in Section 1.10.
“Dissenting Stockholder” is defined in Section 1.10.
“Effective Time” is defined in Section 1.01(b).
“Electronic Delivery” is defined in Section 12.12.
“Environmental Document” means: (a) any environmental study, evaluation or investigation relating to the property, assets or operations of the Company, any Company Subsidiary or any of their predecessors, including: (i) any Phase I or Phase II (or subsequent phases) studies and investigations; (ii) documents and information related to any improvements or buildings on the Leased Real Property; and (iii) any testing, sampling, analysis, digging, boring, removing soil, relocating of soil or preparation of baseline environmental assessments relating to the Leased Real Property; (b) consent agreements, inspection reports, letters and notices of violation and related correspondence with any Governmental Body; (c) free product recovery reports, monitoring well assessments and related correspondence and materials; and (d) other correspondence or memoranda describing any release by the Company or any Company Subsidiary of Hazardous Substances used or produced by the Company or any Company Subsidiary.
“Environmental Laws” means all Laws as enacted and in effect on or prior to the Closing Date concerning Hazardous Substances, pollution or protection of human health and the environment, including all those relating to the presence, use, production, generation, omission, handling, transportation, treatment, storage, disposal, distribution, processing, discharge or release or cleanup of any Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person that is or has been a member of a controlled group of organizations (within the meaning of Sections 414(b), (c), or (m) of the Code), is required to be aggregated with another Person under Section 414(o) of the Code or is under “common control” with another Person, within the meaning of Section 4001(a)(14) of ERISA, or any regulations promulgated or proposed under any of the foregoing Sections.
“Escrow Agent” means Wilmington Trust, N.A., or its successor, in its capacity as such pursuant to the Escrow Agreement.
“Escrow Agreement” means an escrow agreement to be entered into on the Closing Date by and among the Escrow Agent, the Purchaser and the Representative in form and substance reasonable acceptable to the Purchaser, the Company and the Representative.
“Estimated Closing Cash” is defined in Section 2.03(a)(i).
“Estimated Closing Debt” is defined in Section 2.03(a)(i).
“Estimated Closing Merger Consideration” is defined in Section 2.03(a)(i).
“Estimated Closing Net Working Capital” is defined in Section 2.03(a)(i).
“Estimated Closing Transaction Expenses” is defined in Section 2.03(a)(i).
“Excess Change of Control Amount” is defined in Section 9.01(b).
“Excess Dissenting Share Payment” means, with respect to any Dissenting Share, an amount equal to the greater of: (a) the result of (i) the amount of the payment required to be paid by the Surviving Corporation in respect of such Dissenting Share as finally determined by written agreement (consented to by the Representative) or pursuant to the Appraisal Rights Provisions (together with the amount of any costs and expenses (including reasonably attorneys’ fees) incurred by the Surviving Corporation in connection with such final determination), minus (y) an amount equal to the portion of the Merger Consideration that would have been required to have been paid in respect of the share of Company Stock represented by such Dissenting Share and (b) zero.
“Excluded Damages” is defined in Section 10.01(b).
“Existing Information” is defined in Section 9.05.
“Final Closing Cash” is defined in Section 2.03(g).
“Final Closing Debt” is defined in Section 2.03(g).
“Final Closing Merger Consideration” is defined in Section 2.03(g).
“Final Closing Net Working Capital” is defined in Section 2.03(g).
“Final Closing Transaction Expenses” is defined in Section 2.03(g).
“Financial Statements” is defined in Section 4.05.

“Foreign Employees” is defined in Section 9.03(a).
“Foreign Employment Contracts” is defined in Section 9.03(a).
“Fraud” means an act, committed by a party hereto, that a court of competent jurisdiction pursuant to a final non-appealable judgment determines to have: (a) been committed with the intent to deceive another Person (any such Person, an “Other Party”); and (b) involved, resulted in or caused, as applicable, each of the following: (i) a false representation of material fact made in this Agreement; (ii) with knowledge that such representation is false; (iii) with an intention to induce the Other Party to whom such representation is made to act or refrain from acting in reliance upon it; (iv) causing that Other Party, in justifiable reliance upon such false representation and with ignorance to the falsity of such representation, to take or refrain from taking action; and (v) causing such Other Party to suffer material damage by reason of such justifiable reliance.
“Fundamental Representations” means the Company Fundamental Representations and the Indemnifying Securityholders Representations.
“GAAP” means United States generally accepted accounting principles as consistently applied.
“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, or any political subdivision thereof; (b) federal, state, provincial, local, municipal or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, contractor, regulatory body, or other entity and any court, arbitrator, or other tribunal).
“Governmental Plan” is defined in Section 4.13(a).
“Hazardous Substance” means any substance, material or waste the presence, use, handling, storage or disposal of which is regulated, prohibited or restricted under Environmental Laws, including, but without limitation: (1) petroleum and its by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, mold, radon and lead-based paint and (2) any material or substance which is defined by Environmental Laws as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “special waste,” “toxic material,” “toxic waste” or “toxic substance”.
“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended.
“Income Tax Return” means any Tax Return for any Income Taxes, including any Pass Through Income Taxes.
“Income Taxes” mean the United States federal income tax and any state, local or non U.S. net income tax or any franchise or business profits tax incurred in lieu of a Tax on net income, including pass-through net income includable as a result of ownership of an entity taxable as a partnership, or income of an entity that is disregarded, in either case for federal income tax purposes.
“Indebtedness” means, without duplication, as of any particular time: (a) the amount of all indebtedness for borrowed money of the Company and the Company Subsidiaries (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements, indemnities and all other amounts payable in connection therewith to the extent required to be paid in connection with the transactions contemplated by this Agreement); (b)

Liabilities of the Company and the Company Subsidiaries evidenced by bonds, debentures, notes, guarantees, or other similar instruments or debt securities; (c) Liabilities of the Company and the Company Subsidiaries to pay the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business consistent with past practice; (d) obligations of the Company or the Company Subsidiaries under a lease agreement that would be capitalized pursuant to GAAP (other than any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases except to the extent such capital lease requires prepayment penalties or fees or other similar amounts in connection with the consummation of the transactions contemplated by this Agreement); (e) all net Liabilities (net of any assets) of the Company and the Company Subsidiaries arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; and (f) any deferred purchase price Liabilities related to past acquisitions of the Company or any Company Subsidiary; provided, that, the term “Indebtedness” will not include any such Liabilities or obligations owed, directly or indirectly, between the Company and any of the Company Subsidiaries or between any Company Subsidiaries.
“Indemnifiable Taxes” is defined in Section 10.01(a)(iv).
“Indemnification Escrow Account” is defined in Section 2.02(d).
“Indemnification Escrow Amount” means an amount equal to $1,905,000.
“Indemnification Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Indemnification Escrow Account pursuant to the Escrow Agreement.
“Indemnified Party” is defined in Section 10.05(a).
“Indemnifying Party” is defined in Section 10.05(a).
“Indemnifying Securityholders” is defined in Section10.01(c).
“Indemnifying Securityholders Representations” means with respect to any Indemnifying Securityholders, the representations and warranties set forth in the Joinder and Support Agreement or Option Cancellation Agreement executed by such Indemnifying Securityholder
“Information Systems” is defined in Section 4.10(b).
“Insurance Policies” is defined in Section 4.14.
“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) patents, patent applications and patent disclosures; (b) trademarks, service marks, trade dress, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing; (c) copyrights and copyrightable works; (d) registrations and applications for any of the foregoing; (e) trade secrets, proprietary information, know how and inventions; and (f) computer software (including source code, executable code, data, databases, and documentation).
“Joinder and Support Agreement” means the joinder and support agreement entered into by certain Stockholders of the Company, in substantially the form of Exhibit B attached hereto.
“Latest Balance Sheet” is defined in Section 4.05.

“Law” means any law, rule, regulation, ordinance, statute, treaty, constitution, judgment, injunction, order, decree, administrative order or requirement, or other restriction of any Governmental Body.
“Lease” is defined in Section 4.07(b).
“Leased Real Property” is defined in Section 4.07(b).
“Letter of Transmittal” means a letter of transmittal in a form mutually agreeable to the Purchaser and the Company.
“Liability” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether directly incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.
“Liens” means liens, mortgages, pledges, attachments, rights of first refusal, transfer restrictions, claims, easements, security interests, charges or encumbrances.
“Losses” means any and all actions, claims, liabilities, damages, losses, penalties, awards, settlements, judgments, charges, expenses and costs, including any interest, penalties, fines, reasonable out-of-pocket legal, accounting, and other professional fees and reasonable out of pocket expenses incurred in the investigation, collection, enforcement prosecution, determination and defense of any of the foregoing, but solely to the extent incurred by a specified Person directly in connection with the investigation, collection, enforcement prosecution, determination or defense of such Losses; provided, however, that Losses will not include: (a) any indirect, consequential, special, punitive or exemplary damages (except to the extent awarded in a judgment issued by a court or other authority of competent jurisdiction in any Third Party Claim); or (b) any loss of business reputation or opportunity (corporate or otherwise). In this definition, “special” or “consequential” damages shall not include damages that are determined by a court or other authority of competent jurisdiction to be a reasonably foreseeable result of a breach of this Agreement or the Selling Stockholder Agreements.
“Material Adverse Change” means any materially adverse change, individually or in the aggregate, to (i) the ability of the Company or any Company Subsidiary to perform its material obligations under this Agreement or any other Company Document which would, or would reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated hereby or (ii) the financial condition, business or results of operations of the Company and the Company Subsidiaries, taken as a whole, but will exclude any prospects and will also exclude any effect resulting or arising from: (a) any change in any Law; (b) any change in the United States or global economy conditions generally or in the United States or global capital, commodity or financial markets generally, including changes in interest rates, commodity rates or exchange rates (including changes in the price of gas, oil, electricity, precious elements or other natural resources); (c) any change that is generally applicable to the industries in which the Company or any Company Subsidiary operates; (d) the announcement or consummation of the transactions contemplated by this Agreement and the other agreements referenced herein (including the impact thereof on relationships, contractual or otherwise, with customers of the Company or any Company Subsidiary) or the identity of the Purchaser as the acquirer of the Company and the Company Subsidiaries; (e) any action taken by the Purchaser or any of its Affiliates, or the effects of any facts or circumstances relating to, the Purchaser or any of its Affiliates; (f) the taking of any action or the failure to take any action required or expressly permitted by this Agreement or otherwise with the consent of the Purchaser; (g) any national or international political event, condition or occurrence, including acts of war, terrorism, hostilities, sabotage or military actions, or any escalation or worsening of any such acts of war, terrorism, hostilities, sabotage or military actions; (h) any changes or prospective changes in GAAP generally applicable to the Company or any Company Subsidiary or in the interpretation thereof; or (i) any failure by the Company or any Company Subsidiary to meet any projections, forecasts or estimates of revenue or earnings in and of itself, but excluding any fact, circumstance, event, occurrence, development, change or effect that gives rise to such failure; provided, that, in the case of the foregoing clauses (ii)(a), (b), (c), (g) and (h), if such effect disproportionately affects the Company and the Company Subsidiaries as compared to other Persons or businesses that operate in the industry in which the Company and the Company Subsidiaries operate, then the disproportionate aspect of such effect may be taken into account in determining whether a Material Adverse Change has occurred or will occur.
“Merger” is defined in Section 1.01(a).
“Merger Consideration” is defined in Section 1.02(b).
“Merger Sub” is defined above in the Preamble.
“Merger Sub Documents” is defined in Section 5.01.
“Mini-Basket” is defined in Section 10.01(b)(vi).
“New Information” is defined in Section 9.05.
“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future equityholders, controlling Persons, directors, officers, employees, agents, representatives, Affiliates, members, managers, general or limited partners, or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, agent, representative, Affiliate, member, manager, general or limited partner, or assignee of any of the foregoing).
“Non-U.S. Plans” is defined in Section 4.13(a).
“Objection Notice” is defined in Section 2.03(e).
“Option Cancellation Agreement” means an option cancellation agreement in the form of Exhibit A.
“Option Shares” means the shares of Common Stock that would be issuable upon the exercise of the Options (as determined assuming a net exercise of such Options based on the applicable exercise price in respect thereof).
“Optionholders” means each holder of an Option.
“Optionholders Closing Merger Consideration” is defined in Section 1.05(a).
“Optionholders Merger Consideration” is defined in Section 1.05(a).
“Options” means all outstanding options, warrants and rights to acquire shares of Common Stock which are exercisable (or will become exercisable as a result of the transactions contemplated hereby (whether pursuant to the terms of such options, warrants and rights, or at the election of the Company’s board of directors)) as of immediately prior to the Effective Time.
“Other Party” is defined in the definition of Fraud.

“Outside Date” is defined in Section 8.01(c).
“Paying Agent” means Wilmington Trust, N.A., or its successor, in its capacity as such pursuant to a paying agent agreement between it and the Purchaser.
“Payment Spreadsheet” is defined in Section 2.03(a)(ii).
“Per Claim Threshold” is defined in Section 10.01(b).
“Permit” means any approvals, authorizations, consents, licenses, permits, registrations or certificates of a Governmental Body.
“Permitted Liens” means: (a) Liens securing Liabilities which are reflected or reserved against in the Latest Balance Sheet to the extent so reflected or reserved; (b) Liens for Taxes not yet delinquent or which are being contested in good faith and by appropriate proceedings if reserves with respect thereto are maintained on the Company’s books in accordance with GAAP; (c) mechanic’s, materialmen’s, construction, and similar Liens for amounts which are not delinquent; (d) purchase money Liens and Liens securing rental payments under capital lease arrangements made by the Company or a Company Subsidiary; (e) Liens set forth on the Permitted Liens Annex; (f) utility easements, zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Body which are not violated by the current use or occupancy of such real property or the operation of the business; (g) easements, rights, covenants, conditions and restrictions of record that are set forth in any Lease or that are not set forth in any Lease but which do not impair the use of occupancy of the Leased Real Property for the purposes for which it is currently used by the Company and the Company Subsidiaries; (h) matters which would be disclosed by an accurate survey of each parcel of real property, which do not impair the use of occupancy of the Leased Real Property for the purposes for which it is currently used by the Company and the Company Subsidiaries; (i) public roads and highways; and (j) other encumbrances and exceptions set forth on the Leased Real Property Schedule.
“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.
“Pre-Closing Taxes” means the aggregate amount of all Taxes of the Company and the Company Subsidiaries for any Pre-Closing Tax Period; provided, however, that Pre-Closing Taxes will not include Taxes that arise as a result of a voluntary transaction, action or omission (other than any such transaction, actions or omissions specifically required by this Agreement) carried out or effected outside the ordinary course of business by the Company, any Company Subsidiary or the Purchaser, or any member of the Purchaser’s Group, at any time after Closing on the Closing Date.
“Pre Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through the Closing Date.
“Pre-Closing Tax Refunds” means refunds of, or applications against Tax in lieu of refunds (including credits for overpayments) of, Pre-Closing Taxes.
“Preferred Stock” means the Company’s Series A Convertible Preferred Stock, par value $0.0001 per share.
“Premium Cap Amount” is defined in Section 7.02(a).

“Privileged Communications” is defined in Section 12.15.
“Public Software” means any software that is (i) distributed as free software or as open source software (e.g., Linux), (ii) subject to any licensing or distribution model that includes as a term thereof any requirement for distribution of source code to licensees or third parties, patent license requirements on distribution, restrictions on future patent licensing terms, or other abridgement or restriction of the exercise or enforcement of any Company Intellectual Property through any means, (iii) licensed or distributed under any Public Software License or under less restrictive free or open source licensing and distribution models such as those obtained under the BSD, MIT, Boost Software License and the Beer-Ware Public Software Licenses or any similar licenses, (iv) a public domain dedication or (v) derived from in any manner (in whole or in part), links to, relies on, is distributed with, incorporates or contains any software described in (i) through (iv) above.
“Public Software License” means any of the following licenses or distribution models, or licenses or distribution models similar to any of the following (i) GNU’s General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the Netscape Public License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the Apache License; and (viii) any licenses that are defined as OSI (Open Source Initiative) licenses as listed on the Opensource.org website.
“Purchase Price Adjustment Escrow Account” is defined in Section 2.02(f).
“Purchase Price Adjustment Escrow Amount” means an amount equal to $1,000,000.
“Purchase Price Adjustment Escrow Funds” means the amount of cash held from time to time by the Escrow Agent in the Purchase Price Adjustment Escrow Account pursuant to the Escrow Agreement.
“Purchaser” is defined above in the Preamble.
“Purchaser Adjustment Amount” is defined in Section 2.03(h)(i).
“Purchaser Documents” is defined in Section 5.01.
“Purchaser Indemnified Parties” is defined in Section 10.01.
“Purchaser Plans” is defined in Section 9.03(c).
“Purchaser Representations” means any representation or warranty made by the Purchaser or the Merger Sub in this Agreement or any agreement, document, certificate or instrument delivered pursuant hereto.
“Purchaser Related Agreement” means the Purchaser Documents and the Merger Sub Documents.
“Purchaser’s Group” means the Purchaser and any other Person with whom the Purchaser is grouped or associated for relevant Tax purposes.
“Purchaser’s Knowledge” and similar formulations mean the actual or constructive knowledge after due inquiry of Stephen S. Schwartz and John E. O’Brien.

“Related Agreements” means the Company Documents, the Letters of Transmittal, the Support and Support Agreement (or any joinder agreement related thereto), the Option Cancellation Agreements, the Purchaser Documents and the Merger Sub Documents.
“Release Date” means the date eighteen (18) months following the Closing Date.
“Representative” is defined above in the Preamble.
“Representative Holdback Amount” means an amount equal to $600,000.
“Representative Losses” is defined in Section 12.14(b).
“Required Governmental Consents” means: (a) compliance with, and filings or submissions under, the HSR Act and any other applicable Law and the expiration or termination of the waiting period for review thereunder; and (b) any consent, approval, registration or authorization from any Governmental Body, but in the case of each of clauses (a) and (b) above, solely to the extent required in connection with the consummation of the Merger or the other transactions contemplated by this Agreement.
“R&W Policy” means that certain Representation and Warranties Insurance Policy issued to the Purchaser, and substantially in the form provided or made available to the Company prior to the date hereof.
“Schedule” is defined in Article IV.
“Schedule Amendment” is defined in Section 9.05.
“Seller Adjustment Amount” is defined in Section 2.03(h)(ii).
“Seller Indemnified Parties” is defined in Section 10.03.
“Selling Stockholder Agreements” is defined in Section 10.01(a)(ii).
“Stockholder” means each record holder of Company Stock.
“Stockholder Approval” means the affirmative vote of the Stockholders required to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby in accordance with Delaware Law, including the DGCL, the Certificate of Incorporation and by-laws of the Company.
“Straddle Period” means a taxable period beginning before the Closing Date and ending after the Closing Date.
“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.
“Surviving Corporation” is defined in Section 1.01(a).
“Target Net Working Capital” means $4,500,000, as calculated, determined and set forth on the Working Capital Calculation Annex.
“Tax” means any United States federal, state, local or non U.S. income, gross receipts, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, ad valorem, personal property, stamp, deposit, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other similar tax, including any interest, penalty or addition thereto.
“Tax Matter” is defined in Section 11.09.
“Tax Returns” means any return, claims for refund, report, information return or other document (including schedules, amendments or any related or supporting information) filed or required to be filed with any Governmental Body in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.
“Third Party Claim” is defined in Section 10.05(a).
“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, the amount of: (a) all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants; appraisal fees, costs and expenses; and travel, lodging, entertainment and associated expenses) incurred by the Company or any Company Subsidiary prior to Closing in connection with this Agreement and the transactions contemplated hereby; (b) any “success fees” or bonuses, or severance payments payable to employees of the Company or any Company Subsidiary (including the Change of Control Payment Amount) or as compensation to any Stockholder, Optionholder or any Affiliate of such party arising solely from, or otherwise triggered by, the closing of the transactions contemplated hereby (excluding payments in respect of any other bonuses payable to any employee based on the performance of such employee or the performance of the Company or any Company Subsidiary and any amounts payable pursuant to Section 9.03); (c) the employer portion of any payroll Taxes due in connection with (1) the payments described in clause (b) above, and (2) any and all payments of the Optionholders Merger Consideration pursuant to this Agreement; and (d) a portion of the premium for the R&W Policy equal to $170,000.
“Transaction Tax Deductions” means, without duplication, the sum of any and all Tax deductions of the Company and the Company Subsidiaries that are permitted under the Code or other applicable Law in respect of, or that are attributable to, any of the following: (a) the Transaction Expenses (including amounts that would be Closing Transaction Expenses except for the fact that such expenses were paid prior to or after Closing); plus (b) amounts incurred in connection with the retirement of the Indebtedness of the Company and the Company Subsidiaries (including the retirement of Closing Indebtedness as contemplated in this Agreement, regardless of whether paid prior to, at or after the Closing); plus (c) any employee bonuses debt prepayment fees (including the employer portion of any payroll Taxes due in connection therewith); plus (d) any deduction for unamortized financing costs of the Company or any Company Subsidiary (without duplication of amounts taken into account in clause (b)) paid with respect to the transactions contemplated by this Agreement.
“Transfer Taxes” is defined in Section 11.07.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code, and any reference to any particular Treasury Regulation section will be interpreted to include any final or temporary revision of or successor to that section regardless of how numbered or classified.
“Unpaid Closing Debt” means any Closing Debt that is not otherwise taken into account in calculating the Final Closing Debt or any other component of the Final Closing Merger Consideration.
“Unpaid Closing Transaction Expenses” means any Closing Transaction Expense that is required to be paid by the Surviving Corporation pursuant to any invoice received by the Surviving Corporation after the date on which the Final Closing Merger Consideration is finally determined pursuant to Section 2.03 and that is not otherwise taken into account in calculating the Final Closing Transaction Expenses or any other component of the Final Closing Merger Consideration.
“U.S. Nonqualified Plans” is defined in Section 4.13(a).
“U.S. Pension Plans” is defined in Section 4.13(a).
“U.S. Plans” is defined in Section 4.13(a).
“U.S. Welfare Plans” is defined in Section 4.13(a).
“WARN” means the Worker Adjustment and Retraining Notification Act, as amended.
“Written Consent” is defined in the Recitals.
*    *    *    *

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK. SIGNATURE PAGE FOLLOWS.]

Signature Page to Agreement and Plan of Merger
IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the date first above written.

COMPANY:
BIOSTORAGE TECHNOLOGIES, INC.

By: /s/ Gregory J. Swanberg
Name: Gregory J. Swanberg
Title: Chief Executive Officer

PURCHASER:
BROOKS AUTOMATION, INC.

By: /s/ Stephen S. Schwartz
Name: Stephen S. Schwartz
Title: Chief Executive Officer

MERGER SUB:
COLT ACQUISITION CORP.

By: /s/ Lindon G. Robertson
Name: Lindon G. Robertson
Title: President

REPRESENTATIVE: (solely in its capacity as the Representative)
SHAREHOLDER REPRESENTATIVE SERVICES LLC

By: /s/ Sam Riffe
Name: Sam Riffe
Title: Executive Director

AGREEMENT AND AMENDMENT to AGREEMENT AND PLAN OF MERGER
November 30, 2015
THIS AGREEMENT AND AMENDMENT to AGREEMENT AND PLAN OF MERGER (the “Amendment”), is dated as of the date first set forth above and is effective as of November 5, 2015, by and among BioStorage Technologies, Inc., a Delaware corporation, (the “Company”), Brooks Automation, Inc., a Delaware corporation (the “Purchaser”), and Shareholder Representative Services LLC, solely in its capacity as the Representative (as defined in the Merger Agreement).
WHEREAS, the Company, the Representative, the Purchaser and Colt Acquisition Corp., a Delaware corporation, entered into that certain Agreement and Plan of Merger, dated as of November 5, 2015 (the “Merger Agreement”);
WHEREAS, the parties hereto now desire to amend the deemed effective time of the Closing and, in connection therewith, include an additional covenant of the Purchaser; and
WHEREAS, Section 12.09 of the Merger Agreement provides that the Merger Agreement may be amended only in a writing signed by the Purchaser, the Company and the Representative.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

I.	Definitions. Capitalized terms used herein without definition have the respective meanings set forth in the Merger Agreement.

II.	Amendment to Merger Agreement.

A.	The second to last sentence of Section 2.01 of the Merger Agreement is hereby deleted and replaced in its entirety with the following sentence:
“The Closing will be deemed to take place immediately after the close of business on the date the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or such other time as agreed to by the parties hereto, at the offices of Barnes & Thornburg LLP, 11 South Meridian Street, Indianapolis, Indiana 46204, or at such other place as agreed to by the parties hereto.”

B.	Article VII of the Merger Agreement is hereby amended to include a new Section 7.06, which shall read as follows:
“7.06    Effective Time Course of Business. For the period of time commencing as of the Effective Time and ending as of the Closing, the Purchaser will cause the Surviving Corporation and its Subsidiaries to carry on its business only in the ordinary course in the same manner as previously conducted, except as expressly contemplated in this Agreement.”

III.
General. The foregoing amendments to the Merger Agreement are limited as provided herein. The Merger Agreement is ratified and confirmed and shall continue in full force and effect as amended hereby or as updated, amended or waived by any certificate, waiver or other written document delivered by the Purchaser, the Company and/or the Representative. All issues and questions concerning the construction, validity, interpretation and enforceability of this Amendment, and all claims and disputes arising hereunder or thereunder or in connection herewith or therewith, whether purporting to be sound in contract or tort, or at law or in equity, will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. This Amendment, and any amendments hereto, may be executed in one or more counterparts, all of which will constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto, each other party hereto or thereto will re execute the original form of this Amendment and deliver such form to all other parties hereto. No party hereto will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature Page to follow]

IN WITNESS WHEREOF, the Company has duly executed this Amendment as of the date first set forth above.

BIOSTORAGE TECHNOLOGIES, INC.
By: /s/ Michael Reffeitt Name: Michael Reffeitt Title: Chief Financial Officer

IN WITNESS WHEREOF, the Purchaser has duly executed this Amendment as of the date first set forth above.

BROOKS AUTOMATION, INC.
By: /s/ Jason W. Joseph Name: Jason W. Joseph Title: Vice President, General Counsel & Secretary

IN WITNESS WHEREOF, the Representative has duly executed this Amendment as of the date first set forth above.

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as the Representative
By: /s/ Sam Riffe Name: Sam Riffe Title: Executive Director